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02028143

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FILE NO. 82-4740

March 28, 2002

SUPPL

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: JSC Electrosvyaz (Rostov Region) - Rule 12g3-2(b)

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

In connection with the exemption of JSC Electrosvyaz (Rostov Region) pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of the Quarterly Report for the 4th quarter of 2001.

This document is being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

4/1

Please call the undersigned at (7-501) 797 4600 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Alexey Kiyashko (KEK)

Alexey Kiyashko

Enclosure

cc: L. Leliavskaia
The Bank of New York

A. Litvinov
JSC Electrosvyaz (Rostov Region)

Open Joint Stock Company Electrical Communication of Rostov Region
Taxpayer Identification No. 6164100189

APPROVED
Board of Directors
Minutes No. 14, dated January 29, 2002

Valery V. Ukhov, Deputy Chairman of the Board of Directors
of JSC RostovTelecom
/s/
(signature)
[Seal]

QUARTERLY REPORT
OF A SECURITIES ISSUER
for the 4th quarter of 2001

Open Joint Stock Company "Electrical Communication" of the Rostov Region

Issuers Code: 00191-A
Location: 47 Bratsky Pereulok, Rostov-on-Don
Mail address: 47 Bratsky Pereulok, Rostov-on-Don 344082

The information contained in this quarterly report shall be disclosed pursuant to the laws of the Russian Federation on securities.

Valery V. Ukhov, General Director of JSC RostovTelecom
/s/
(signature)

Viktor A. Burtsev, Chief Accountant
/s/
(signature)

January 29, 2002

[Seal]

Contact person: Galina K. Borisova
Deputy General Director
Telephone: (8632) 4

E-mail: ovm@donpac.ru

A INFORMATION ON THE ISSUER

9. **Full official name of the issuer:**
Open Joint Stock Company "Electrical Communication" of Rostov Region

10. **Abbreviated name:**
JSC "RostovTelecom"

11. **Changes in the name and corporate structure of the issuer:**

State-Owned Communications and Information Company "Rossvyazinform" of the Rostov Region of the Ministry of Communications of the Russian Federation
SOCIC "Rossvyazinform" of the Rostov Region
Adopted: *11.23.1992*

Open Type Joint Stock Company "Electrical Communication" of Rostov Region
JSC "Telecom"
Adopted: *06.29.1994*

Open Joint Stock Company "Electrical Communication" of Rostov Region
JSC "Telecom"
Adopted: *07.02.1996*

Open Joint Stock Company "Electrical Communication" of Rostov Region
JSC "Telecom" of Rostov Region
Adopted: *06.30.1997*

Open Joint Stock Company "Electrical Communication" of Rostov Region
JSC "RostovTelecom"
Adopted: *07.15.1998*

The effective name was adopted on *07.15.1998*

12. **State registration of the issuer and the licenses it holds:**
Date of the issuer's state registration: *07.18.1994*
State registration certificate (any other documentary confirmation of the issuer's state registration) No.: *1851 AO-RP*
Registration authority:
The Registration Chamber of the Rostov-on-Don City Administration. In connection with the change of the Company's legal and mail addresses,

JSC RostovTelecom received new State Registration Certificate No. 2921, Series AO-RP, issued on December 15, 1999.

Licenses:
No.: *3011*
Date of issuance: *08.16.1996*
Valid till: *10.01.2004*
Licensing authority: *Ministry of Communications of the Russian Federation*
Activities: *Telecommunications services*

No.: *021225*
Date of issuance: *02.15.1999*
Valid till: *02.14.2004*
Licensing authority: *The North Caucasian Regional Branch of the Federal Licensing Centre of the Ministry of Construction of the Russian Federation*
Activities: *developing city designing and building documentation*

No.: *021226*
Date of issuance: *02.15.1999*
Valid till: *02.14.2004*
Licensing authority: *The North Caucasian Regional Branch of the Federal Licensing Centre of the Ministry of Construction of the Russian Federation*
Activities: *engineering surveying for construction*

No.: *021227*
Date of issuance: *02.15.1999*
Valid till: *02.14.2004*
Licensing authority: *The North Caucasian Regional Branch of the Federal Licensing Centre of the Ministry of Construction of the Russian Federation*
Activities: *designing*

No.: *01592*
Date of issuance: *02.22.2000*
Valid till: *02.22.2003*
Licensing authority: *The Federal Mining and Industrial Supervision of Russia (Gosgortekhnadzor of Russia)*
Activities: *Operation of hazardous industrial objects: operation of gas utilities*

No.: *13399*
Date of issuance: *11.30.1999*
Valid till: *11.30.2004*
Licensing authority: *The State Committee of the Russian Federation for Telecommunications*
Activities: *Services related to broadcasting of TV and audio programs and transfer of additional information*

No.: *022894*
Date of issuance: *06.19.2000*
Valid till: *06.18.2005*
Licensing authority: *The North Caucasian Regional Branch of the Federal Licensing Centre of the Ministry of Construction of the Russian Federation*
Activities: *production of certain construction materials, constructions and goods*

No.: *022893*
Date of issuance: *06.19.2000*
Valid till: *06.18.2005*
Licensing authority: *The North Caucasian Regional Branch of the Federal Licensing Centre of the Ministry of Construction of the Russian Federation*
Activities: *construction and assembly*

No.: *YuZhG-00128*
Date of issuance: *05.22.2000*
Valid till: *05.22.2003*
Licensing authority: *Federal Service of Geodesy and Cartography of Russia*
Activities: *works relating to geodesy and cartography*

No.: *010532*
Date of issuance: *03.27.2001*
Valid till: *03.27.2004*
Licensing authority: *Ministry of Internal Affairs of the Russian Federation*
Activities: *assembly, adjustment, repair and maintenance of fire protection systems and equipment (other than those relating to construction)*

No.: *010533*
Date of issuance: *03.27.2001*

Valid till: *03.27.2004*
Licensing authority: *Ministry of Internal Affairs of the Russian Federation*
Activities: *assembly, adjustment, repair and maintenance of fire protection systems and equipment (other than those relating to construction)*

No.: *010534*
Date of issuance: *03.27.2001*
Valid till: *03.27.2004*
Licensing authority: *Ministry of Internal Affairs of the Russian Federation*
Activities: *development of measures to ensure fire safety, scientific and technical advice on fire safety*

No.: *5115*
Date of issuance: *04.17.2001*
Valid till: *04.17.2006*
Licensing authority: *Ministry of the Russian Federation for Press, TV and Radio Broadcasting and Mass Media*
Activities: *cable radio broadcasting*

No.: *5083*
Date of issuance: *04.03.2001*
Valid till: *12.29.2005*
Licensing authority: *Ministry of the Russian Federation for Press, TV and Radio Broadcasting and Mass Media*
Activities: *air radio broadcasting*

No.: *17456*
Date of issuance: *03.15.2001*
Valid till: *03.15.2004*
Licensing authority: *Ministry of the Russian Federation for Communications and Information*
Activities: *local telecommunications services using radio paging facilities*

13. Taxpayer Identification No.:
6164100189

14. The industry to which the issuer belongs:
OKOHKh Codes:
52300

15. **The issuer's location, mail address and contact telephone Nos.:**

Location: *47 Bratsky Pereulok, Rostov-on-Don*
Mail address: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Phone: *(8632) 44-22-01* Facsimile: *44-24-10*
E-mail: *ovm@donpac.ru*

16. **The issuer's auditor:**

Name: *Limited Liability Company Accounting and Consulting Firm TOP-AUDIT*
Location: *73 Volokolamskoye Shosse, 123424 Moscow*
Taxpayer Identification No. (INN): *7733059640*
Mail address: *Building 1, 43 Ulitsa Pokrovka, 103062 Moscow*
Phone: *(095) 916 0911* Facsimile: *(095) 917 8789*
E-mail: *topaudit@commail.ru*

License held by the auditor:
No.: *000931*
Date of issuance: *07.22.1999*
Date of expiry: *07.22.2002*
Licensing authority: *Ministry of Finance of the Russian Federation*

17. **Organizations registering the rights to the securities of the issuer**

Registrar:
Name: *Registrator-Svyaz Closed Joint Stock Company*
Location: *27 Ulitsa Presnensky Val, 107014 Moscow*
Mail address: *P.O.Box 128, 15A Bolshaya Olenya Ulitsa, 107014 Moscow*
Phone: *(095) 742-93-51* Facsimile: *742-93-52*
E-mail: *regsw@glasnet.ru*

License:
No.: *01147*
Date of issuance: *10.05.1996*
Date of expiry: *10.08.2002*
Licensing authority: *Federal Securities Market Commission of the Russian Federation*
The date when this registrar opened the register: *04.14.1997*

The issuer did not keep its securities in centralized custody in the reporting quarter.

18. **The issuer's depositary:** *no*

19. Participants in the issuer:

Total number of shareholders (participants): *3,482*

Holders of at least 5% in the issuer's charter capital:

19.1 Name: *Communications Investment Company Open Joint Stock Company*
Location: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Mail address: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Interest: *38%*

Holders of at least 25% in the charter capital of the issuer's shareholder (participant).

19.1.1 Name: *Ministry of Property Relations of the Russian Federation*
Location: *9 Nikolsky Pereulok, 103685 Moscow*
Mail address: *9 Nikolsky Pereulok, 103685 Moscow*
Interest: *50% + 1 share*

19.1.2 Name: *MUSTCOM LIMITED*
Location: *3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus*
Mail address: *3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus*
Interest: *25% + 1 share*

19.2 Name: *PROTSVETANIYE HOLDINGS LIMITED*
Location: *10 Mnasiadou Street, Nicosia, Cyprus*
Mail address: *Building 1, 17 Ulitsa Bolshaya Nikitskaya, 103009 Moscow*
Interest: *6.828%*

Holders of at least 25% in the charter capital of the issuer's shareholder (participant).

19.2.1 Name: *The Russian Prosperity Fund*
Location: *the Cayman Islands*
Mail address: *P.O. Box Ugland House, Grand Cayman, Cayman Islands*
Interest: *99.9%*

20. The issuer's corporate structure:

Supreme management body:	*Meeting of Shareholders*
Supervisory Board:	*Board of Directors*
Executive bodies:	*General Director, Management Board*

Competence of the general meeting of shareholders (participants) of the issuer in accordance with the charter (constituent documents):

The following issues shall belong to the exclusive competence of the General Meeting of Shareholders:

9.5.1.1 approval of any amendments or supplements to the Charter of the Company (other than those referred to in Section 12.4 hereof) and approval of a restated version of the Charter;

9.5.1.2 decision on the reorganization of the Company;

9.5.1.3 decision on the liquidation of the Company and appointment of the Company's Liquidation Commission and approval of the interim and final liquidation balances;

9.5.1.4 determining the number of members of the Board of Directors of the Company, election and early termination of its members and the compensation related to their acting as members of the Board of Directors;

9.5.1.5 approval of the maximum number of authorized shares;

9.5.1.6 decision on decrease of the Company's charter capital by decreasing the nominal value of the shares, by purchasing shares for the purpose of decreasing their total number, by canceling shares which were not fully paid for or by redeeming shares acquired or repurchased by the Company;

9.5.1.7 approval of the number of members of the Management Board and appointment of the General Director of the Company and their early termination;

9.5.1.8 election and early termination of the members of the Audit Commission (the controller) of the Company;

9.5.1.9 appointment of the Company's external auditor;

9.5.1.10 approval of the annual report, the balance sheet and profit and loss statement of the Company, and distribution of profits and losses of the Company;

9.5.1.11 decision on waiver of the pre-emptive right of a shareholder to purchase the Company's shares or other securities convertible into shares to be placed by open subscription and payable in cash, and on the effective term of such decision;

9.5.1.12 the procedure for holding General Meetings (the rules);

9.5.1.13 establishment of the counting commission;

9.5.1.14 election of the method by which the Company makes documents (information) available to the shareholders, including choice of the publication in the event the information shall be published;

9.5.1.15 decision on the splitting and consolidation of the Company's shares;

9.5.1.16 decision on transactions in the event of a conflict of interests following the procedure and subject to the conditions and restrictions set forth in Article XI of the Federal Law "On Joint Stock Companies";

9.5.1.17 decision on major transactions involving acquisition or disposal of the Company's property in the instances, following the procedure and subject to the conditions and restrictions set forth in Article X of the Federal Law "On Joint Stock Companies";

9.5.1.18 acquisition and redemption by the Company of its outstanding shares;

9.5.1.19 participation in holding companies and financial and industrial groups;

9.5.1.20 decisions regarding annual dividends, approval of their amount, form and method of payment for each category and class of shares according to a recommendation of the Board of Directors;

9.5.1.21 decision on reimbursement of the expenses from the funds of the Company in the event an extraordinary meeting is convened by persons demanding that such meeting is convened;

9.5.1.22 approval of the Regulations of the procedures of the Audit Commission and the Board of Directors of the Company.

9.5.1.23 decision on increase of the Company's charter capital by increasing the nominal value of the shares or by placing additional shares to the extent of the registered capital in the event the Board of Directors of the Company fail to adopt a unanimous decision.

Competence of the issuer's Board of Directors (supervisory board) in accordance with its charter (constituent documents):

The Board of Directors of the Company shall have the following exclusive competence:

11.10.1 to determine the priority activities of the Company and to approve its business plan;

11.10.2 to call annual and extraordinary General Meetings of the Company;

11.10.3 to approve the agenda of General Meetings of shareholders;

11.10.4 to determine the date of closing the list of the shareholders having the right to participate in the General Meeting; to determine the date, place and time of any General Meeting of Shareholders, to determine the list of information (materials) to be made available to shareholders in the process of preparation for a General Meeting of Shareholders; to determine the form and wording of voting ballots; to nominate members of the counting commission;

11.10.5 to submit for consideration of the General Meeting the following matters:

11.10.5.1 reorganization of the Company;

11.10.5.2 waiver of the pre-emptive right of shareholders to purchase the Company's shares or other securities convertible into shares;

11.10.5.3 election of the method by which the Company makes information available to the shareholders, including choice of the publication in the event the information shall be published;

11.10.5.4 split and consolidation of the Company's shares;

11.10.5.5 decisions on transactions in the event of a conflict of interests in the instances, following the procedure and subject to the conditions and restrictions set forth in Article X of the Federal Law "On Joint Stock Companies";

11.10.5.6 decision on large-scale transactions involving acquisition or disposal of the Company's property in the instances, following the procedure and subject to the conditions and restrictions set forth in Article X of the Federal Law "On Joint Stock Companies";

11.10.5.7 acquisition and redemption by the Company of its outstanding shares;

11.10.5.8 participation in holding companies and financial and industrial groups;

11.10.6 to decide on increase in the charter capital of the Company through increase in the par value of the outstanding shares or through placement of shares of the Company to the extent of the registered capital;

11.10.7 to decide on placement of bonds or other securities of the Company;

11.10.8 to determine the market value of the assets;

11.10.9 to repurchase outstanding shares, bonds and other securities of the Company as provided for by this Charter;

11.10.10 to appoint members of the Management Board of the Company upon recommendation of the General Director and to establish their remuneration and compensations. To prolong the term of the individual executive body until the next annual General Meeting of Shareholders in the event its term expires between two annual General Meetings of Shareholders;

11.10.11 to recommend the amount of the remuneration and compensations payable to the members of the Board of Directors and the Audit Commission (the Comptroller) of the Company and to establish the remuneration of the auditor;

11.10.12 to recommend on the amount of annual dividend on the shares and on the procedure for the payment thereof. To decide on the payment of interim (quarterly, semiannual) dividends, the amount of the dividend, the time, procedure and form of payment of the dividend on each class (type) of shares;

11.10.13 to decide on application of the reserve fund and other funds of the Company;

11.10.14 to approve the internal documents of the Company specifying the procedures of its corporate (executive) bodies;

11.10.15 to establish and liquidate branches and representative offices of the Company;

11.10.16 to decide on participation of the Company in other organizations (except holding companies and financial and industrial groups) and other associations of commercial organizations;

11.10.17 to enter into large-scale transactions involving assets the value of which amounts to 25 to 50% of the balance sheet value of the Company's assets as of the date of the decision on such transaction;

11.10.18 to decide on interest-party transactions in the instances, following the procedure and subject to the conditions and restrictions set forth in Article XI of the Federal Law "On Joint Stock Companies";

11.10.19 to give preliminary approval of the annual report of the Company not later than 30 days prior to the date of the annual General Meeting of Shareholders;

11.10.20 to approve the results of placement of additional shares;

11.10.21 to approve the form of the request by a shareholder that the Company repurchase its shares and the form of the request by a shareholder to sell shares to the Company;

11.10.22 to elect the Chairman and Deputy Chairman of the Board of Directors;

11.10.23 to adopt the rules and Regulations for meetings of the Board of Directors;

11.10.24 to appoint and terminate officers of the Management Board of the Company upon agreement with the General Director;

11.10.25 to consider opinions of the Audit Commission and the auditor of the Company;

11.10.26 to determine the persons to be authorized to execute labor agreements (contracts) with the General Director and members of the Management Board on behalf of the Company;

11.10.27 to approve a transaction or several transactions involving the assets of the Company, the value of which amounts to 1.0 to 25.0% of the balance sheet value of the Company's assets as of the date of the decision on such transaction to be performed by the executive bodies, with the exception of the transactions performed in the normal course of business;

11.10.28 to elect an independent registrar;

11.10.29 to amend the Charter with regard to increase in the charter capital of the Company on the basis of a decision to increase the charter capital through an increase in the nominal value of shares or placement of additional shares;

11.10.30 to determine the nature, scope and method of protection of commercial secrets;

11.10.31 to approve decisions to issue securities, prospectuses and reports on results of issuance;

11.10.32 to approve the Regulations on the Company's logo;

11.10.33 to nominate members of the counting commission;

11.10.34 to approve the terms of contracts (agreements) to be entered into with the General Director and members of the Management Board;

11.10.35 to consider the remuneration payable to the General Director on the basis of the Company's results of operations;

11.10.36 to determine the person authorized to act as the General Director in the event the current General Director is unable to exercise his authority;

11.10.37 to prolong the effective term of the contract (agreement) with the General Director to the extent of the term established in this Charter;

11.10.38 to terminate the contract (agreement) with the General Director in the event the General Director is terminated at the general meeting of shareholders;

11.10.39 other matters provided for in the Federal Law "On Joint Stock Companies" and this Charter.

Competence of the issuer's individual and collective executive bodies in accordance with its charter (constituent documents):

The General Director of the Company has the authority to supervise the activities of the Company on a day-to-day basis except the matters which belong to the exclusive competence of the General Meeting of Shareholders, the Board of Directors or the Management Board of the Company.

13.4 The General Director shall have the authority to:

13.4.1 control the operations of the Company;

13.4.2 act on behalf of the Company without the power-of-attorney, including to represent it at any authorities, organizations and governmental (municipal) agencies both in the Russian Federation and abroad;

13.4.3 enter into transactions on behalf of the Company, including to execute any agreements and contracts unless it belongs to the competence of the General Meeting of Shareholders, the Board of Directors or the Management Board of the Company;

13.4.4 control the assets of the Company to the extent provided for in the Charter; unless such control belongs to the exclusive competence of the General Meeting of Shareholders or the Board of Directors of the Company;

13.4.5 issue powers-of-attorney on behalf of the Company;

13.4.6 open accounts of the Company with any bank, have the right of first signature of financial documents;

13.4.7 arrange keeping records and accounting of the Company;

13.4.8 approve personnel records, employ and dismiss employees in accordance with personal records, apply incentives and impose penalties on employees;

13.4.9 adopt decisions, issue orders and operational instructions with regard to the Company's internal operations binding upon all the employees of the Company;

13.4.10 preside over General Meetings of shareholders;

13.4.11 act as the Chairman of the Company's Management Board;

13.4.12 represent the Management Board at meetings of the Board of Directors and general meetings of shareholders.

13.4.13 prepare any other necessary materials and proposals to be considered by the General Meeting of Shareholders and the Board of Directors, to ensure the implementation of the decisions adopted thereby;

13.4.14 perform the executive activities with regard to development of the list of information containing commercial secrets, issue orders and give instructions regarding compliance with the requirements of protection of commercial secrets;

13.4.15 perform any other functions required to reach the objectives of the Company with the exception of the functions which belong to the exclusive competence of the General Meeting of Shareholders, the Board of Directors and the Management Board of the Company.

13.5 The Management Board shall be the collective executive body of the Company and shall ensure the implementation of the decisions of the General Meeting of Shareholders and the Board of Directors, and shall adopt decisions on the matters which belong to its competence pursuant to the Regulations on the Management Board approved by the Board of Directors of the Company.

21. Members of the issuer's Board of Directors (supervisory board)

The Board of Directors
Chairman: ***Vadim Ye. Belov***

Members of the Board of Directors:
Vadim Ye. Belov
Born in ***1958***

Positions held in the five most recent years:
Period: ***1991 through 1997***

Entity: *State Committee of the RSFSR for Anti-Monopoly Policies and Support of New Economic Structures*
Field of activity: *economics*
Position: *Deputy Chairman*

Period: *1998 through 1998*
Entity: *Moscow Representative Office of SPK Capital Limited*
Field of activity: *economics*
Position: *Managing Director*

Period: *1999 through present time*
Entity: *OAO Svyazinvest*
Field of activity: *communications*
Position: *Deputy General Director*

Period: *2000 through present time*
Entity: *OAO Svyazinvest*
Field of activity: *attracting funds from Russian and foreign investors, implementing commercial investment projects in telecommunications*
Position: *Member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Southern Telecommunications Company (STC)*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Uralsvyazinform*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Central Telecommunications Company*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*

Entity: *OAO VolgogradElectrosvyaz*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO ROSTELECOM*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrical Communications of the Novosibirsk Region*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Uraltelecom of the Sverdlovsk Region*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 0***
Bonuses: ***RUR 0***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 11,688***
Total: ***RUR 11,688***

Vladimir L. Gorbachev
Born in ***1950***

Positions held in the five most recent years:
Period: *1994 through 2001*
Entity: *OAO KubanElectrosvyaz*
Field of activity: *communications*
Position: *General Director*

Period: *2000 through present time*
Entity: *Association of North Caucasus Telecom Operators*
Field of activity: *communications*
Position: *President of the Association*

Period: *2001 through present time*
Entity: ***OAO The Southern Telecommunications Company***
Field of activity: ***communications***
Position: ***Deputy Chairman of the Board of Directors***

Period: *2001 through present time*
Entity: ***OAO SevosetinElectrosvyaz***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: *2001 through present time*
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: *2001 through present time*
Entity: ***OAO Telecommunications of the Republic of Adygeya***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: *2001 through present time*
Entity: ***OAO The Southern Telecommunications Company (STC)***
Field of activity: ***communications***
Position: ***General Director***

Period: *2001 through present time*
Entity: ***OAO The Kabardino-Balkaria Telecommunications***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: *2001 through present time*
Entity: ***OAO Telecommunications of the Stavropol Kray***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: *2001 through present time*
Entity: ***ZAO TeleRoss-KubanElectrosvyaz***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: *2001 through present time*
Entity: ***The Volgograd Open Joint Stock Company Electrosvyaz***

Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Kuban-GSM*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Orbita Health Complex*
Field of activity: *public health*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company***: no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 0***
Bonuses: ***RUR 0***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 11,688***
Total: ***RUR 11,688***

Alla B. Grigorieva
Born in *1967*

Positions held in the five most recent years:
Period: *1995 through 1996*
Entity: *Ministry of Communications of the Russian Federation*
Field of activity: *communications*
Position: *Head of the Division of Support of New Economical Structures of the Department for Work with Federal Property*

Period: *1996 through 1997*
Entity: *OAO Svyazinvest*
Field of activity: *communications*
Position: *Chief Specialist of the Securities and Stockholdings Management Service*

Period: *1996 through 1997*
Entity: *OAO The Kostroma City Switch*
Field of activity: *communications*

Position: *member of the Board of Directors*

Period: *1996 through 1997*
Entity: *Open Joint Stock Company Telecommunications of the Kostroma Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1996 through 1997*
Entity: *Open Joint Stock Company Telecommunications of the Orel Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1996 through 1997*
Entity: *Open Joint Stock Company Telecommunications of the Kemerovo Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1997 through 1999*
Entity: *OAO Ivtelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1997 through 1998*
Entity: *OAO Amursvyaz*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1997 through 1999*
Entity: *OAO Svyazinvest*
Field of activity: *communications*
Position: *Deputy Head of the Stockholdings Management Service*

Period: *1999 through present time*
Entity: *OAO Svyazinvest*
Field of activity: *communications*
Position: *Deputy Director and Head of the Division of Representatives of the Corporate Management Department*

Period: *1999 through 2000*
Entity: *OAO Karachaevocherkesk Telecom*

Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Uralsvyazinform of the Perm Region*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company Telecommunications Networks of the Udmurtia Republic*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company Telecommunications of the Kaluga Region*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Svyazinform of the Penza Region*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company Svyazinform of the Nizhny Novgorod Region*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company Electrical Communication of Rostov Region*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Sakhalinsvyaz*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Telecommunications of the Republic of Adygeya*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrical Communications of the Ulianovsk Region*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 0***
Bonuses: ***RUR 0***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 11,688***
Total: ***RUR 11,688***

Gennady S. Yegorochkin
Born in *1947*

Positions held in the five most recent years:
Period: ***1994 through 1996***
Entity: ***the Rostov City Switch***
Field of activity: ***communications***
Position: ***Chief Engineer***

Period: ***1996 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***1st Deputy General Director***

Period: ***1996 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Member of the Board of Directors***

Period: ***2001 through present time***
Entity: ***OAO Commercial Bank Centre-Invest***
Field of activity: ***banking***
Position: ***Member of the Board of Directors***

Interest in the issuer's charter capital: ***1.211%***
Interest held in any issuer's subsidiary or dependent company***: no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 202,869.78***
Bonuses: ***RUR 18,200***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 59,468***
Total: ***RUR 280,537.78***

Nail I. Ismailov
Born in ***1939***

Positions held in the five most recent years:
Period: ***1995 through 1996***
Entity: ***Ministry of Communications of the Russian Federation***
Field of activity: ***communications***
Position: ***Head of UIP***

Period: ***1996 through 1999***
Entity: ***OAO Svyazinvest***
Field of activity: ***communications***
Position: ***General Director***

Period: ***1998 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Member of the Board of Directors***

Period: ***1999 through present time***
Entity: ***Union of Manufacturers and Consumers of Communications Equipment (UMCCE)***
Field of activity: ***communications***
Position: ***President***

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company***: no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 0***
Bonuses: ***RUR 0***
Commission: ***RUR 0***

Other compensation in kind: ***RUR 11,688***
Total: ***RUR 11,688***

Andrey A. Kraynik
Born in ***1959***
Positions held in the five most recent years:
Period: ***1993 through 1997***
Entity: ***General Director***
Field of activity: ***sales of vehicles***
Position: ***General Director***

Period: ***1997 through 1997***
Entity: ***OAO Firm IST***
Field of activity: ***communications***
Position: ***General Director***

Period: ***1997 through 2001***
Entity: ***OAO The Krasnodar Cellular Communications***
Field of activity: ***communications***
Position: ***General Director***

Period: ***2001 through present time***
Entity: ***ZAO Mobicom-Caucasus***
Field of activity: ***communications***
Position: ***General Director***

Period: ***2001 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Member of the Board of Directors***

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company***: no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 0***
Bonuses: ***RUR 0***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 11,688***
Total: ***RUR 11,688***

Stanislav N. Panchenko
Born in ***1945***

Positions held in the five most recent years:
Period: *1971 through 1996*
Entity: *Military Unit 93967*
Field of activity: *army*
Position: *military man*

Period: *1996 through present time*
Entity: *OAO Svyazinvest*
Field of activity: *communications*
Position: *Deputy General Director*

Period: *2000 through present time*
Entity: *Open Joint Stock Company Communications Investment Company*
Field of activity: *attracting funds from Russian and foreign investors, implementing commercial investment projects in telecommunications*
Position: *Member of the Management Board*

Period: *2001 through present time*
Entity: *OAO Lensvyaz*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO LipetskElectrosvyaz*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrical Communications of the Vladimir Region*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Dagsvyazinform*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Nizhegorodsvyazinform*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrical Communications of the Stavropol Kray*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company for Domestic Long-Distance and International Telephone Telecommunications ROSTELECOM*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 0***
Bonuses: ***RUR 0***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 11,688***
Total: ***RUR 11,688***

Vladimir N. Romashkin
Born in ***1944***

Positions held in the five most recent years:
Period: ***1990 through present time***
Entity: ***the Rostov Long-Distance Switch***
Field of activity: ***communications***
Position: ***Director***

Period: ***1996 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Member of the Board of Directors***

Interest in the issuer's charter capital: ***2.541%***

Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 77,047.08***
Bonuses: ***RUR 17,129.13***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 16,188***
Total: ***RUR 110,364.21***

Valery V. Ukhov
Born in ***1947***

Period: ***1995 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***1995 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***General Director***

Period: ***1998 through 2001***
Entity: ***OAO Commercial Bank Centre-Invest***
Field of activity: ***banking***
Position: ***Member of the Board of Directors***

Period: ***1998 through present time***
Entity: ***ZAO Dontelecom***
Field of activity: ***communications***
Position: ***Member of the Board of Directors***

Period: ***2000 through present time***
Entity: ***Association of North Caucasus Telecom Operators***
Field of activity: ***communications***
Position: ***Vice President***

Interest in the issuer's charter capital: ***3.532%***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 150,000***
Bonuses: ***RUR 200,000***

Commission: ***RUR 0***
Other compensation in kind: ***RUR 95,688***
Total: ***RUR 445,688***

22. Individual and collective management bodies and officials of the issuer's manager

The issuer's individual executive body and the members of the collective executive body:

Valery V. Ukhov
Born in *1947*
Period: ***1995 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***1995 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***General Director***

Period: ***1998 through 2001***
Entity: ***OAO Commercial Bank Centre-Invest***
Field of activity: ***banking***
Position: ***Member of the Board of Directors***

Period: ***1998 through present time***
Entity: ***ZAO Dontelecom***
Field of activity: ***communications***
Position: ***Member of the Board of Directors***

Period: ***2000 through present time***
Entity: ***Association of North Caucasus Telecom Operators***
Field of activity: ***communications***
Position: ***Vice President***

Interest in the issuer's charter capital: ***3.532%***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 150,000***
Bonuses: ***RUR 200,000***

Commission: ***RUR 0***
Other compensation in kind: ***RUR 95,688***
Total: ***RUR 445,688***

Galina K. Borisova
Born in ***1950***

Positions held in the five most recent years:
Period: ***1995 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Deputy General Director for Finance and Marketing***

Period: ***1996 through 2000***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***1.2217%***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 136,896.16***
Bonuses: ***RUR 12,686***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 47,000***
Total: ***RUR 196,582.16***

Viktor A. Burtsev
Born in ***1955***

Positions held in the five most recent years:
Period: ***1992 through 1996***
Entity: ***"Computer-Service LTD" TOO***
Field of activity: ***computer-related business***
Position: ***Chief Accountant***

Period: ***1996 through 1996***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Deputy Chief Accountant***

Period: ***1996 through present time***

Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Chief Accountant*

Interest in the issuer's charter capital: *0.0001%*
Interest held in any issuer's subsidiary or dependent company: *no*

Remuneration paid within the reporting quarter:
Salary: *RUR 136,681.59*
Bonuses: *RUR 13,760*
Commission: *RUR 0*
Other compensation in kind: *RUR 47,679.02*
Total: *RUR 198,120.61*

Gennady S. Yegorochkin
Born in *1947*

Positions held in the five most recent years:
Period: *1994 through 1996*
Entity: *the Rostov City Switch*
Field of activity: *communications*
Position: *Chief Engineer*

Period: *1996 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *1st Deputy General Director*

Period: *1996 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *OAO Commercial Bank Centre-Invest*
Field of activity: *banking*
Position: *Member of the Board of Directors*

Interest in the issuer's charter capital: *1.211%*
Interest held in any issuer's subsidiary or dependent company: *no*

Remuneration paid within the reporting quarter:
Salary: *RUR 202,869.78*

Bonuses: *RUR 18,200*
Commission: *RUR 0*
Other compensation in kind: *RUR 59,468*
Total: *RUR 280,537.78*

Valentin I. Lozin
Born in *1941*

Positions held in the five most recent years:
Period: *1994 through 2000*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Deputy General Director, Head of OK and PK*

Period: *1995 through 1997*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Deputy General Director*

Interest in the issuer's charter capital: *1.076%*
Interest held in any issuer's subsidiary or dependent company: *no*

Remuneration paid within the reporting quarter:
Salary: *RUR 110,569.78*
Bonuses: *RUR 12,026*
Commission: *RUR 0*
Other compensation in kind: *RUR 45,750*
Total: *RUR 168,345.78*

Yuri V. Metla
Born in *1950*
Positions held in the five most recent years:
Period: *1984 through 1996*
Entity: *the Rostov City Switch*
Field of activity: *communications*
Position: *Head of the Development Workshop*

Period: *1996 through 2001*

Entity: *the Rostov City Switch*
Field of activity: ***communications***
Position: ***Director***

Period: ***1998 through 2001***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***0.048%***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 73,544.38***
Bonuses: ***RUR 21,313.8***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 46,500***
Total: ***RUR 141,358.18***

Vladimir Ya. Putilov
Born in ***1947***
Positions held in the five most recent years:
Period: ***1992 through 1997***
Entity: ***the Zernograd City Telecommunications Terminal***
Field of activity: ***communications***
Position: ***Director***

Period: ***1997 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Deputy General Director***

Interest in the issuer's charter capital: ***0.045%***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 145,831.52***
Bonuses: ***RUR 41,542***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 47,030***
Total: ***RUR 234,403.52***

Oleg G. Mukovozov

Born in *1969*
Positions held in the five most recent years:
Period: *1995 through 1996*
Entity: *OAO FPK Yugmebel*
Field of activity: *furniture and wood working industry*
Position: *chief specialist for finance and law*

Period: *1996 through 1998*
Entity: *OAO FPK Yugmebel*
Field of activity: *furniture and wood working industry*
Position: *chief legal counsel of the law service*

Period: *1998 through 1998*
Entity: *OOO Investment and Finance Company Yugmebel-Transinvest*
Field of activity: *investments*
Position: *chief legal counsel*

Period: *1998 through 1999*
Entity: *OOO Kredit-Invest*
Field of activity: *commerce*
Position: *Vice President for Legal Matters*

Period: *1999 through 1999*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *legal counsel*

Period: *1999 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Head of the Law Department*

Interest in the issuer's charter capital: *no*
Interest held in any issuer's subsidiary or dependent company: *no*

Remuneration paid within the reporting quarter:
Salary: *RUR 129,320.44*
Bonuses: *RUR 13,200*
Commission: *RUR 0*
Other compensation in kind: *RUR 45,015*
Total: *RUR 187,535.44*

Vladimir A. Yaremchuk
Born in *1958*

Positions held in the five most recent years:
Period: ***1993 through 1996***
Entity: ***the Rostov City Switch***
Field of activity: ***communications***
Position: ***1st category engineer, Station Workshop No. 1***

Period: ***1996 through 1998***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Head of OPR***

Period: ***1998 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Deputy General Director***

Interest in the issuer's charter capital: ***0.002%***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 108,655***
Bonuses: ***RUR 12,290***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 45,750***
Total: ***RUR 166,695***

The person acting as the issuer's individual executive body: ***Valery V. Ukhov***

23. Remuneration paid to members of the Board of Directors (Supervisory Board) and other officials of the issuer.

The remuneration paid to all officials listed in Sections 21 and 22 for the reporting period amounted to, in the aggregate:

Salary: ***RUR 1,271,415.73***
Bonuses: ***RUR 362,146.93***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 566,196.02***
Total: ***RUR 2,199,758.68***

See also Sections 21 and 22.

24. Legal entities in which the issuer holds an interest.

Legal entities in which the issuer holds at least 5% in the charter capital:

Name: *Faktorial-99 Limited Liability Company*
Location: *47 Bratsky Pereulok, Rostov-on-Don*
Mail address: *47 Bratsky Pereulok, 344082 Rostov-on-Don (office)*
Interest owned by the issuer in the charter capital of the entity: *100.0%*

Name: *OOO Rostinform Research and Production Centre*
Location: *53 Voroshilovsky Prospekt, 344007 Rostov-on-Don*
Mail address: *53 Voroshilovsky Prospekt, 344007 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *89%*

Name: *OAO Intersvyaz*
Location: *91/60 Ulitsa Sheboldayeva, 344079 Rostov-on-Don*
Mail address: *91/60 Ulitsa Sheboldayeva, 344079 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *34%*

Name: *Dontelecom Closed Joint Stock Company*
Location: *15 Ulitsa Kayani, Rostov-on-Don*
Mail address: *7th floor, 10 Beregovaya Ulitsa, 344088 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *33.33%*

Name: *Rostovgiproshakht Open Joint Stock Company*
Location: *47 Bratsky Pereulok, Rostov-on-Don*
Mail address: *Building 7, 157 Krasnoarmeyskaya Ulitsa, 344010 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *22.46%*

Name: *Closed Joint Stock Company Russian Documentary Tele-communications Rostelegraph*
Location: *7 Tverskaya Ulitsa, 103374 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103374 Moscow*
Interest owned by the issuer in the charter capital of the entity: *7.84%*

Name: *Centre Invest Commercial Bank Open Joint Stock Company*
Location: *62 Prospekt Sokolova, Rostov-on-Don*
Mail address: *62 Prospekt Sokolova, 344010 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *6.31%*

25. Interests held by all legal entities in which the issuer holds at least 5% in the charter capital and officials thereof in the issuer's charter capital

25.1 Name: *Faktorial-99 Limited Liability Company*
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Mail address: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *100%*
Interest owned by the entity in the issuer's charter capital: *0.0002%*

25.2 Name: *OOO Rostinform Research and Production Centre*
Location: *53 Voroshilovsky Prospekt, 344007 Rostov-on-Don*
Mail address: *53 Voroshilovsky Prospekt, 344007 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *89%*
Interest owned by the entity in the issuer's charter capital: *no*

25.3 Name: *OAO Intersvyaz*
Location: *91/60 Ulitsa Sheboldayeva, 344079 Rostov-on-Don*
Mail address: *91/60 Ulitsa Sheboldayeva, 344079 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *34%*
Interest owned by the entity in the issuer's charter capital: *no*

25.4 Name: *Dontelecom Closed Joint Stock Company*
Location: *15 Ulitsa Kayani, Rostov-on-Don*
Mail address: *7th floor, 10 Beregovaya Ulitsa, 344088 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *33.3%*
Interest owned by the entity in the charter capital of the issuer: *no*

Officials:
25.4.1 *Valery V. Ukhov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *3.532%*

25.5 Name: *Rostovgiproshakht Open Joint Stock Company*
Location: *47 Bratsky Pereulok, Rostov-on-Don*
Mail address: *Building 7, 157 Krasnoarmeyskaya Ulitsa, 344010 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *22.46%*
Interest owned by the entity in the charter capital of the issuer: *no*

25.6 Name: *Closed Joint Stock Company Russian Documentary*

Telecommunications Rostelegraph
Location: *7 Tverskaya Ulitsa, 103374 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103374 Moscow*
Interest owned by the issuer in the charter capital of the entity: *7.84%*
Interest owned by the entity in the charter capital of the issuer: *no*

25.7 Name: *Centre Invest Commercial Bank Open Joint Stock Company*
Location: *62 Prospekt Sokolova, Rostov-on-Don*
Mail address: *62 Prospekt Sokolova, 344010 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *6.31%*
Interest owned by the entity in the charter capital of the issuer: *0.031%*

Officials:
25.7.1 *Gennady S. Yegorochkin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *1.211%*

26. Other affiliates of the issuer:

26.1 Name: *ZAO RusLising-Svyaz*
Location: *6 the 2nd Spasonalivkovsky Pereulok, 117909 Moscow*
Mail address: *6 the 2nd Spasonalivkovsky Pereulok, 117909 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.2 Name: *OAO Amursvyaz*
Location: *159 Ulitsa Gorkogo, 675011 Blagoveshchensk*
Mail address: *159 Ulitsa Gorkogo, 675011 Blagoveshchensk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.3 Name: *OAO Svyazinform of the Penza Region*
Location: *1/3 Ulitsa Kuprina, 440606 Penza*
Mail address: *1/3 Ulitsa Kuprina, 440606 Penza*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.4 Name: *AO Telecommunications of the Ulianovsk Region*
Location: *60 Ulitsa L. Tolstogo, 432601 Ulianovsk*
Mail address: *60 Ulitsa L. Tolstogo, 432601 Ulianovsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.5 Name: *AOZT Radiopaging Incorporated Co.*
Location: *Building 2, 29 Ulitsa Narodnogo Opolcheniya, 123154 Moscow*
Mail address: *Building 2, 29 Ulitsa Narodnogo Opolcheniya, 123154 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.6 Name: *AOZT Spring Set*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *Buildings 1-2, 42 Ulitsa Yakimanka, 117049 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.7 Name: *AOZT SK Kostars*
Location: *Apt. 33-08, Building 3, 42 Leninsky Prospekt, 117119 Moscow*
Mail address: *15a Kalanchevskaya Ulitsa, 107078 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.8 Name: *DZAO The Armavir Communications Works*
Location: *1a Urupskaya Ulitsa, Armavir, 352903 the Krasnodar Kray*
Mail address: *1a Urupskaya Ulitsa, Armavir, 352903 the Krasnodar Kray*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.9 Name: *ZAO ATS-32*
Location: *94 Ulitsa Mira, 664002 Irkutsk*
Mail address: *94 Ulitsa Mira, 664002 Irkutsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.10 Name: *ZAO ATS-41*
Location: *P.O. Box 2340, 27 Ulitsa Mira, 665700 Bratsk*
Mail address: *P.O. Box 2340, 27 Ulitsa Mira, 665700 Bratsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.11 Name: *ZAO Avtotsentr Yug*
Location: *48 Myskhakskoye Shosse, Novorossiysk, 353900 the Krasnodar Kray*

Mail address: *48 Myskhakskoye Shosse, Novorossiysk, 353900 the Krasnodar Kray*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.12 Name: *ZAO Joint Stock Commercial Innovation Bank for the Development of Communications and Information Facilities "Pochtobank"*
Location: *68 Ulitsa Lenina, 614096 Perm*
Mail address: *68 Ulitsa Lenina, 614096 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.13 Name: *ZAO The Altay Investment Company ALTINKOM*
Location: *96 Ulitsa Papanintsev, 656049 Barnaul*
Mail address: *96 Ulitsa Papanintsev, 656049 Barnaul*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.14 Name: *ZAO Altel*
Location: *54V Prospekt Lenina, 656099 Barnaul*
Mail address: *54V Prospekt Lenina, 656099 Barnaul*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.15 Name: *ZAO Arkhangelsk Mobile Networks*
Location: *4 Ploshchad Lenina, 163061 Arkhangelsk*
Mail address: *4 Ploshchad Lenina, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.16 Name: *ZAO BRIZ Ltd.*
Location: *Building 1, 17 Starokonyushennyi Pereulok, 121002 Moscow*
Mail address: *Building 1, 17 Starokonyushennyi Pereulok, 121002 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.17 Name: *ZAO Baikalvestkom*
Location: *68 the 2nd Zheleznodorozhnaya Ulitsa, 664005 Irkutsk*
Mail address: *68 the 2nd Zheleznodorozhnaya Ulitsa, 664005 Irkutsk*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.18 Name: *ZAO The Bryansk Cellular Networks*
Location: *9 Ulitsa Karla Marksa, 241000 Briansk*
Mail address: *9 Ulitsa Karla Marksa, 241000 Briansk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.19 Name: *ZAO VSNET*
Location: *6 Ulitsa Kukuevitskogo, 626400 Surgut, the Khanty-Mansiysk Autonomous District, the Tyumen Region*
Mail address: *6 Ulitsa Kukuevitskogo, 626400 Surgut, the Khanty-Mansiysk Autonomous District, the Tyumen Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.20 Name: *ZAO Vladimir Teleservice*
Location: *20 Gorokhovaya Ulitsa, 600017 Vladimir*
Mail address: *20 Gorokhovaya Ulitsa, 600017 Vladimir*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.21 Name: *ZAO The Vologda Cellular Communications*
Location: *109 Zosimovskaya Ulitsa, Vologda, Russia*
Mail address: *109 Zosimovskaya Ulitsa, Vologda, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.22 Name: *ZAO Globalstar Space Telecommunications (Globaltel)*
Location: *Building 2, 25 Ulitsa Dubovaya Roshcha, 127427 Moscow*
Mail address: *Building 5, 3/25 Sytinsky Pereulok, 103104 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.23 Name: *ZAO Gorno-Altaysk Cellular Communications*
Location: *Gorno-Altaysk*
Mail address: *Gorno-Altaysk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.24 Name: *ZAO Dag. TV-inform*
Location: *3 Prospekt Lenina, 367012 Makhachkala*
Mail address: *3 Prospekt Lenina, 367012 Makhachkala*

Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.25 Name: *ZAO The Dagestan Cellular Communications*
Location: *3 Prospekt Lenina, 367012 Makhachkala*
Mail address: *7 Ulitsa Oskara, 367012 Makhachkala*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.26 Name: *ZAO The Far East Cellular Systems-900*
Location: *44 Ulitsa Muravyova-Amurskogo, 680000 Khabarovsk*
Mail address: *44 Ulitsa Muravyova-Amurskogo, 680000 Khabarovsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.27 Name: *ZAO Delta-Telecom*
Location: *22 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Mail address: *22 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.28 Name: *ZAO Yeniseytelecom*
Location: *102 Prospekt Mira, 660017, Krasnoyarsk-17*
Mail address: *102 Prospekt Mira, 660017, Krasnoyarsk-17*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.29 Name: *ZAO The Engineering Centre*
Location: *16 Ulitsa Kazakova, 103064 Moscow*
Mail address: *16 Ulitsa Kazakova, 103064 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.30 Name: *ZAO Interelectrosvyaz*
Location: *5 Ulitsa 19 Partsyezda, Volzhsky, the Volgograd Region*
Mail address: *5 Ulitsa 19 Partsyezda, Volzhsky, the Volgograd Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.31 Name: *ZAO Infinvest*
Location: *68 Ulitsa Lenina, 614096 Perm*
Mail address: *32 Boulevard Gagarina, 614000 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.32 Name: *ZAO Istok & Co.*
Location: *23 Prospekt Geroyev, Balakovo, 423800 the Saratov Region*
Mail address: *23 Prospekt Geroyev, Balakovo, 423800 the Saratov Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.33 Name: *ZAO The Kaluga Cellular Communications*
Location: *38 Teatralnaya Ulitsa, 248600 Kaluga*
Mail address: *Building 2, 85 Ulitsa Nikitina, 248003 Kaluga*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.34 Name: *ZAO Kedr RMS*
Location: *61 Sovetsky Prospekt, 650099 Kemerovo*
Mail address: *61 Sovetsky Prospekt, 650099 Kemerovo*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.35 Name: *ZAO Klondeyk*
Location: *57/59 Svetlanskaya Ulitsa, 690600 Vladivostok*
Mail address: *57/59 Svetlanskaya Ulitsa, 690600 Vladivostok*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.36 Name: *ZAO Commercial Bank S-Bank*
Location: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Mail address: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.37 Name: *ZAO Communications and Information Technologies*
Location: *22 Ulitsa Chaykovskogo, Chita*
Mail address: *P.O. Box 855, Main Post Office, 672000 Chita*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.38 Name: *ZAO Kuban-GSM*
Location: *61 Gimnazicheskaya Ulitsa, 350000 Krasnodar*
Mail address: *61 Gimnazicheskaya Ulitsa, 350000 Krasnodar*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.39 Name: *ZAO The Kurgan Cellular Telephone*
Location: *13 Ulitsa Sverdlova, 640003 Kurgan, Russia*
Mail address: *13 Ulitsa Sverdlova, 640003 Kurgan, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.40 Name: *ZAO The Lakhdenpokhya Telephone*
Location: *26 Ulitsa Lenina, Lakhdenpokhya, 186730 Karelia*
Mail address: *2B Ulitsa Zakhodskogo, Lakhdenpokhya, 186730 Karelia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.41 Name: *ZAO Mobile Telecommunications*
Location: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Mail address: *22 Marksistskaya Ulitsa, 109147 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.42 Name: *ZAO The Saratov People's Telephone*
Location: *40 Ulitsa Kiseleva, 410600 Saratov*
Mail address: *40 Ulitsa Kiseleva, 410600 Saratov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.43 Name: *ZAO Neva Cable*
Location: *10 8th Verkhniy Pereulok, 9th quarter, Promzona Parnas, 194292 Saint Petersburg*
Mail address: *10 8th Verkhniy Pereulok, 9th quarter, Promzona Parnas, 194292 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.44 Name: *ZAO Nizhegorodteleservice*
Location: *Dom Svyazi, Ploshchad Maxima Gorkogo, 603000 Nizhny Novgorod*
Mail address: *3 Ploshchad Zhukova, 603007 Nizhny Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.45 Name: *ZAO Novgorod Deitakom*
Location: *22 Industrialnaya Ulitsa, Pankovka, Novgorod*
Mail address: *20 Ulitsa Mikhailova, 173000 Novgorod*

Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.46 Name: *ZAO Orenburg GSM*
Location: *11 Ulitsa Volodarskogo, 460000 Orenburg, Russia*
Mail address: *PO Box 2153, 460052 Orenburg, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.47 Name: *ZAO Open Communications*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.48 Name: *ZAO Parma-Pension*
Location: *64 Ulitsa Lenina, 614060 Perm*
Mail address: *64 Ulitsa Lenina, 614060 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.49 Name: *ZAO Penza Mobile*
Location: *1/3 Ulitsa Kuprina, 440606 Penza*
Mail address: *2A Ulitsa Popova, Penza*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.50 Name: *ZAO Primtelefon*
Location: *24 Okeansky Prospekt, 690000 Vladivostok*
Mail address: *24 Okeansky Prospekt, 690000 Vladivostok*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.51 Name: *ZAO Puls Radio Yoshkar-Ola*
Location: *138 Sovetskaya Ulitsa, Yoshkar-Ola*
Mail address: *138 Sovetskaya Ulitsa, Yoshkar-Ola*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.52 Name: *ZAO ROSPAK*
Location: *2A Briusov Pereulok, 103009 Moscow*
Mail address: *2A Briusov Pereulok, 103009 Moscow*

Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.53 Name: *ZAO RTK-I*
Location: *5 Delegatskaya Ulitsa, 103091 Moscow*
Mail address: *15a Kalanchevskaya Ulitsa, 107078 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.54 Name: *ZAO Saint Petersburg Telecommunications Centre*
Location: *30/32, 3rd Line, Vassilievsky Ostrov, 199053 Saint Petersburg*
Mail address: *30/32, 3rd Line, Vassilievsky Ostrov, 199053 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.55 Name: *ZAO Svyazinformkomplekt*
Location: *4A Ulitsa Darvina, 454087 Cheliabinsk*
Mail address: *4A Ulitsa Darvina, 454087 Cheliabinsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.56 Name: *ZAO Svyazproyekt*
Location: *Building 2, 29 Ulitsa Narodnogo Opolcheniya, 123154 Moscow*
Mail address: *Building 2, 29 Ulitsa Narodnogo Opolcheniya, 123154 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.57 Name: *ZAO The Smolensk Cellular Communications*
Location: *3 Ulitsa Dokhturova, 214000 Smolensk*
Mail address: 3 *Ulitsa Dokhturova, 214000 Smolensk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.58 Name: *ZAO Birobidzhan Cellular Communications*
Location: *16 Prospekt 60-Letiya SSSR, 682200 Birobidzhan*
Mail address: *16 Prospekt 60-Letiya SSSR, 682200 Birobidzhan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.59 Name: *ZAO Cellular Communications of Mordovia*
Location: *13 Bolshevistskaya Ulitsa, Saransk, Republic of Mordovia, Russia*
Mail address: *13 Bolshevistskaya Ulitsa, Saransk, Republic of Mordovia, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.60 Name: *ZAO TD-Telekom*
Location: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Mail address: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.61 Name: *ZAO TELEGRAPH OFFICE*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.62 Name: *ZAO TeleRoss-Arkhangelsk*
Location: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Mail address: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.63 Name: *ZAO Telebarents*
Location: *37 Parkovaya Ulitsa, 185014 Petrozavodsk*
Mail address: *37 Parkovaya Ulitsa, 185014 Petrozavodsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.64 Name: *ZAO TeleRoss-Vladivostok*
Location: *36 Ulitsa Praporschika Komarova, 690000 Vladivostok*
Mail address: *36 Ulitsa Praporschika Komarova, 690000 Vladivostok*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.65 Name: *ZAO Telesot-Alaniya*
Location: *47 Ulitsa Kirova, 362040 Vladikavkaz*
Mail address: *6 Ulitsa Gugkayeva, 362040 Vladikavkaz, RSO-A*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.66 Name: *ZAO TyumenRuskom*
Location: *56 Ulitsa Malygina, 625048 Tyumen, Russia*
Mail address: *56 Ulitsa Malygina, 625048 Tyumen, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.67 Name: *ZAO U Krasnogo Mosta*
Location: *71/16 Naberezhnaya Reki Moyki, 191186 Saint Petersburg*
Mail address: *71/16 Naberezhnaya Reki Moyki, 191186 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.68 Name: *ZAO Ulianovsk-GSM*
Location: *60 Ulitsa L. Tolstogo, 432601 Ulianovsk*
Mail address: *41 Krasnoarmeyskaya Ulitsa, 432063 Ulianovsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.69 Name: *ZAO The Ulianovsk Cellular Communications*
Location: *6A Timiryazeva, 432027 Ulianovsk*
Mail address: *6A Timiryazeva, 432027 Ulianovsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.70 Name: *OAO Ural-Teleservice*
Location: *134B Ulitsa Lunacharskogo, 620110 Yekaterinburg*
Mail address: *Apt. 422, 9 Ulitsa Shevchenko, 620110 Yekaterinburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.71 Name: *ZAO The Usolsk Telephone*
Location: *69 Ulitsa Mendeleeva, Usolye-Sibirskoye, 665470 the Irkutsk Region*
Mail address: *69 Ulitsa Mendeleeva, Usolye-Sibirskoye, 665470 the Irkutsk Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.72 Name: *ZAO FK-Svyaz*
Location: *14 Volgogradsky Prospekt, 109316 Moscow*
Mail address: *14 Volgogradsky Prospekt, 109316 Moscow*

Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.73 Name: *ZAO Permtelecom*
Location: *45 Podlesnaya Ulitsa, 614062 Perm*
Mail address: *45 Podlesnaya Ulitsa, 614066 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.74 Name: *ZAO The Khabarovsk Cellular Telephone*
Location: *21 Ulitsa Gogolya, 680000 Khabarovsk*
Mail address: *21 Ulitsa Gogolya, 680000 Khabarovsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.75 Name: *ZAO TSENTEL*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.76 Name: *ZAO Centre for Implementation of Specialized Systems*
Location: *161 Ulitsa Kirova, 454005 Chelyabinsk*
Mail address: *161 Ulitsa Kirova, 454005 Chelyabinsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.77 Name: *ZAO The Leader Management Technologies Centre*
Location: *1st Fontannaya Ulitsa, 614007 Perm*
Mail address: *1st Fontannaya Ulitsa, 614007 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.78 Name: *OOO The Udmurtia Digital Networks-900*
Location: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Mail address: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.79 Name: *ZAO Digital Telecommunications*
Location: *20A Ulitsa Gagarina, 428000 Cheboksary*
Mail address: *20A Ulitsa Gagarina, 428000 Cheboksary*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.80 Name: *ZAO ChitaNET*
Location: *22 Ulitsa Chaykovskogo, Chita*
Mail address: *22 Ulitsa Chaykovskogo, 672076 Chita*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.81 Name: *ZAO South Siberian Cellular Communications*
Location: *13 Severo-Zapadnaya Ulitsa, Barnaul*
Mail address: *13 Severo-Zapadnaya Ulitsa, Barnaul*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.82 Name: *OAO United Telecom Ural*
Location: *9 Ulitsa 25-go Oktyabrya, 614000 Perm*
Mail address: *9 Ulitsa 25-go Oktyabrya, 614000 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.83 Name: *ZAO Non-Banking Credit Entity North Clearing Chamber*
Location: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Mail address: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.84 Name: *KB Promsvyazinvestbank*
Location: *2B Ulitsa Irchi-Kazaka, 367012 Makhachkala*
Mail address: *2B Ulitsa Irchi-Kazaka, 367012 Makhachkala*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.85 Name: *KB Russian Accepting Bank*
Location: *15a Kalanchevskaya Ulitsa, 107078 Moscow*
Mail address: *15a Kalanchevskaya Ulitsa, 107078 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.86 Name: *NPF Region-Svyaz*
Location: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Mail address: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.87 Name: *Svyazist Non-Governmental Pension Fund*
Location: *10 Ulitsa Tsvillinga, 454000 Cheliabinsk*
Mail address: *10 Ulitsa Tsvillinga, 454000 Cheliabinsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.88 Name: *OAO AK Mobiltelecom*
Location: *16a Ulitsa Sukhe-Batora, Ulan-Ude, Republic of Buriatia, 670000*
Mail address: *42 Ulitsa Lenina, Ulan-Ude, Republic of Buriatia, 670000*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.89 Name: *OAO Altaytelecom*
Location: *54 Prospekt Lenina, 656099 Barnaul*
Mail address: *54 Prospekt Lenina, 656099 Barnaul*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.90 Name: *OAO Alternative Telephone Networks*
Location: *13a Moskovskaya Ulitsa, Nazran, 366720 the Ingushetia Republic*
Mail address: *22 Novotorzhskaya Ulitsa, 170000 Tver*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.91 Name: *AO Artelekom of the Arkhangelsk Region*
Location: *45 Troitsky Proezd, 163061 Arkhangelsk*
Mail address: *45 Troitsky Proezd, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.92 Name: *OAO BETA TELECOM*
Location: *2nd floor, 5 Oktyabrsky Prospekt, 180000 Pskov*
Mail address: *2nd floor, 5 Oktyabrsky Prospekt, 180000 Pskov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.93 Name: *OAO Belgorodelectrosvyaz*
Location: *3 Ploshchad Revoliutsii, 308800 Belgorod*
Mail address: *3 Ploshchad Revoliutsii, 308800 Belgorod*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.94 Name: *OAO Bryansksvyazinform*
Location: *9 Ulitsa Karla Marksa, 241000 Bryansk*
Mail address: *9 Ulitsa Karla Marksa, 241000 Bryansk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.95 Name: *OAO Voronezhsvyazinform*
Location: *35 Prospekt Revoliutsii, 394000 Voronezh*
Mail address: *35 Prospekt Revoliutsii, 394000 Voronezh*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.96 Name: *OAO Giprosvyaz*
Location: *11 3rd Khoroshevskaya Ulitsa, 123298 Moscow*
Mail address: *11 3rd Khoroshevskaya Ulitsa, 123298 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.97 Name: *AO Dagsvyazinform*
Location: *3 Ploshchad Lenina, 367012 Makhachkala*
Mail address: *3 Ploshchad Lenina, 367012 Makhachkala*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.98 Name: *OAO Ivtelecom*
Location: *17 Prospekt Lenina, 153000 Ivanovo*
Mail address: *17 Prospekt Lenina, 153000 Ivanovo*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.99 Name: *OAO The Irkutsk Clearance Office*
Location: *8 Ulitsa Bogdanova, 664011 Irkutsk*
Mail address: *8 Ulitsa Bogdanova, 664011 Irkutsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.100 Name: *OAO The Kabardino-Balkaria Telecommunications*
Location: *14 Prospekt Shogentsukova, 360051 Nalchik*
Mail address: *14 Prospekt Shogentsukova, 360051 Nalchik*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.101 Name: *OAO Kamchatsvyazinform*
Location: *56 Leninskaya Ulitsa, 683001 Petropavlovsk-Kamchatsky*
Mail address: *56 Leninskaya Ulitsa, 683001 Petropavlovsk-Kamchatsky*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.102 Name: *OAO Karachaevo-Cherkeskelectrosvyaz*
Location: *17 Soyuzny Pereulok, 357100 Cherkessk*
Mail address: *17 Soyuzny Pereulok, 357100 Cherkessk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.103 Name: *OAO Kirovelectrosvyaz*
Location: *43/1 Ulitsa Drelevskogo, 610000 Kirov*
Mail address: *43/1 Ulitsa Drelevskogo, 610000 Kirov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.104 Name: *OAO The South Telecommunications Company*
Location: *66 Karasunskaya Ulitsa, 350000 Krasnodar*
Mail address: *66 Karasunskaya Ulitsa, 350000 Krasnodar*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.105 Name: *OAO Lensvyaz*
Location: *61 B. Morskaya Ulitsa, Saint Petersburg 190000*
Mail address: *61 B. Morskaya Ulitsa, Saint Petersburg 190000*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.106 Name: *OAO Lipetskelectrosvyaz*
Location: *2 Ulitsa Zegelia, 398000 Lipetsk*
Mail address: *2 Ulitsa Zegelia, 398000 Lipetsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.107 Name: *OAO Magadansvyazinform*
Location: *2a Ulitsa Lenina, 685000 Magadan*
Mail address: *2a Ulitsa Lenina, 685000 Magadan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.108 Name: *OAO Martelecom of the Mariy-El Republic*
Location: *138 Sovetskaya Ulitsa, 424000 Yoshkar-Ola*
Mail address: *138 Sovetskaya Ulitsa, 424000 Yoshkar-Ola*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.109 Name: *AO Murmanelectrosvyaz*
Location: *82-A Prospekt Lenina, 183038 Murmansk*
Mail address: *82-A Prospekt Lenina, 183038 Murmansk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.110 Name: *OAO NGTS-Page*
Location: *15/3 Vystavochnaya Ulitsa, Novosibirsk-78*
Mail address: *22 Ulitsa Sibiryakov-Gvardeytsev, Novosibirsk 48*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.111 Name: *OAO Novgorodtelecom*
Location: *2 B. Dvortsovaya Ulitsa, 173000 Novgorod*
Mail address: *2 B. Dvortsovaya Ulitsa, 173000 Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.112 Name: *OAO The Saint Petersburg Telephone Network*
Location: *24 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Mail address: *24 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.113 Name: *OAO Rinet*
Location: *86 Ulitsa Kirova, 630102 Novosibirsk*
Mail address: *1 Trudovaya Ulitsa, 630102 Novosibirsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.114 Name: *OAO Rostelecom*
Location: *5 Delegatskaya Ulitsa, 103091 Moscow*
Mail address: *5 Delegatskaya Ulitsa, 103091 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.115 Name: *OAO SKET*
Location: *4 Ulitsa Tukhachevskogo, Stavropol, 355040 Russia*
Mail address: *4 Ulitsa Tukhachevskogo, Stavropol, 355040 Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.116 Name: *OAO Saratovelectrosvyaz*
Location: *40 Ulitsa Kisileva, 410600 Saratov*
Mail address: *124 Pervomayskaya Ulitsa, 410600 Saratov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.117 Name: *OAO Sakhalinelectrosvyaz*
Location: *220 Ulitsa Lenina, 693000 Yuzhno-Sakhalinsk*
Mail address: *220 Ulitsa Lenina, 693000 Yuzhno-Sakhalinsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.118 Name: *OAO Svyazinform of the Astrakhan Region*
Location: *7/8 Teatralny Pereulok, 414000 Astrakhan*
Mail address: *7/8 Teatralny Pereulok, 414000 Astrakhan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.119 Name: *OAO Svyazinform of the Nizhny Novgorod Region*
Location: *Dom Svyazi, Ploshchad Maxima Gorkogo, 603000 Nizhny Novgorod*
Mail address: *Dom Svyazi, Ploshchad Maxima Gorkogo, 603000 Nizhny Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.120 Name: *OAO Svyazinform of the Mordovia Republic*
Location: *13 Bolshevistskaya Ulitsa, 430000 Saransk*
Mail address: *13 Bolshevistskaya Ulitsa, 430000 Saransk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.121 Name: *OAO Svyazinform of the Samara Region*
Location: *24 Leningradskaya Ulitsa, 443099 Samara*
Mail address: *24 Leningradskaya Ulitsa, 443099 Samara*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.122 Name: *OAO Svyazinform of the Chelyabinsk Region*
Location: *Ulitsa Mira, Trekhgorny, 456236 the Chelyabinsk Region*
Mail address: *161 Ulitsa Kirova, 454000 Chelyabinsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.123 Name: *OAO Svyazinform of the Chuvashia Republic*
Location: *2 Prospekt Lenina, 428000 Cheboksary*
Mail address: *2 Prospekt Lenina, 428000 Cheboksary*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.124 Name: *OAO Sevosetinelectrosvyaz*
Location: *8-A Ulitsa Butyrina, 362000 Vladikavkaz*
Mail address: *8-A Ulitsa Butyrina, 362000 Vladikavkaz*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.125 Name: *OAO Smolensksvyazinform*
Location: *6 Ulitsa Oktyabrskoy Revoliutsii, 214000 Smolensk*
Mail address: *6 Ulitsa Oktyabrskoy Revoliutsii, 214000 Smolensk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.126 Name: *OAO Stavtelecom*
Location: *10/12 Prospekt Oktyabrskoy Revoliutsii, 355000 Stavropol*
Mail address: *P.O. Box 15/85, 23 Prospekt Oktyabrskoy Revoliutsii, 355035 Stavropol*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.127 Name: *OAO Stromgeomash*
Location: *35 Lazurnaya Promzona, 170017 Tver*
Mail address: *35 Lazurnaya Promzona, 170017 Tver*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.128 Name: *OAO The Tambov Telecommunications*
Location: *2V Ulitsa Antonova-Ovseenko, 392002 Tambov*
Mail address: *114 Sovetskaya Ulitsa 392002 Tambov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.129 Name: *OAO Telecom of the Ryazan Region*
Location: *36 Ulitsa Svobody, 390006 Ryazan*
Mail address: *36 Ulitsa Svobody, 390006 Ryazan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.130 Name: *OAO TV and Radio Centre T-12*
Location: *24 Ulitsa Energetikov, Solikamsk*
Mail address: *24 Ulitsa Energetikov, Solikamsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.131 Name: *OAO Telephone and Telegraph Company of the Jewish Autonomy Region*
Location: *16 Prospekt 60-Letiya SSSR, 682200 Birobidzhan*
Mail address: *16 Prospekt 60-Letiya SSSR, 682200 Birobidzhan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.132 Name: *OAO Tomsktelecom*
Location: *21 Ulitsa Krylova, 634050 Tomsk*
Mail address: *21 Ulitsa Krylova, 634050 Tomsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.133 Name: *OAO Tulatelecom*
Location: *33 Prospekt Lenina, 300000 Tula*
Mail address: *33 Prospekt Lenina, 300000 Tula*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.134 Name: *OAO Tyumentelecom*
Location: *56 Ulitsa Respubliki, 625000 Tyumen*
Mail address: *56 Ulitsa Respubliki, 625000 Tyumen*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.135 Name: *OAO Udmurttelecom*
Location: *278 Pushkinskaya Ulitsa, 426000 Izhevsk*
Mail address: *278 Pushkinskaya Ulitsa, 426000 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.136 Name: *OAO Uralsvyazinform of the Perm Region*
Location: *68 Ulitsa Lenina, 614096 Perm*
Mail address: *68 Ulitsa Lenina, 614096 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.137 Name: *OAO Uraltelecom of the Sverdlovsk Region*
Location: *134B Ulitsa Lunacharskogo, 620110 Yekaterinburg*
Mail address: *134B Ulitsa Lunacharskogo, 620110 Yekaterinburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.138 Name: *OAO Khanty-Mansiyskokrtelecom*
Location: *3 Ulitsa Kominterna, 626608 Khanty-Mansiysk*
Mail address: *3 Ulitsa Kominterna, 626608 Khanty-Mansiysk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.139 Name: *OAO The Central Telegraph Office*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.140 Name: *AO Cherepovetselectrosvyaz*
Location: *12 Komsomolskaya Ulitsa, 162600 Cherepovets*
Mail address: *12 Komsomolskaya Ulitsa, 162600 Cherepovets*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.141 Name: *OAO Telecommunications of the Vladimir Region*
Location: *42 Ulitsa Gorkogo, 600000 Vladimir*
Mail address: *42 Ulitsa Gorkogo, 600000 Vladimir*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.142 Name: *OAO Telecommunications of the Volgograd Region*
Location: *9 Ulitsa Mira, 400066 Volgograd*
Mail address: *9 Ulitsa Mira, 400066 Volgograd*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.143 Name: *AO Telecommunications of the Vologda Region*
Location: *4 Sovetsky Prospekt, 160035 Vologda*
Mail address: *4 Sovetsky Prospekt, 160035 Vologda*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.144 Name: *OAO Telecommunications of the Irkutsk Region*
Location: *37 Ulitsa Sverdlova, 1664011 Irkutsk*
Mail address: *37 Ulitsa Sverdlova, 1664011 Irkutsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.145 Name: *OAO Telecommunications of the Kaliningrad Region*
Location: *24 Bolnichnaya Ulitsa, 236040 Kaliningrad*
Mail address: *24 Bolnichnaya Ulitsa, 236040 Kaliningrad*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.146 Name: *OAO Telecommunications of the Kaluga Region*
Location: *38 Teatralnaya Ulitsa, 248600 Kaluga*
Mail address: *38 Teatralnaya Ulitsa, 248600 Kaluga*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.147 Name: *OAO Telecommunications of the Kemerovo Region*
Location: *61 Sovetsky Prospekt, 650099 Kemerovo*
Mail address: *61 Sovetsky Prospekt, 650099 Kemerovo*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.148 Name: *OAO Telecommunications of the Kostroma Region*
Location: *1 Ulitsa Podlipaeva, 156601 Kostroma*
Mail address: *1 Ulitsa Podlipaeva, 156601 Kostroma*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.149 Name: *OAO Telecommunications of the Krasnoyarsk Kray*
Location: *102 Prospekt Mira, 660017 Krasnoyarsk*
Mail address: *102 Prospekt Mira, 660017 Krasnoyarsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.150 Name: *OAO Telecommunications of the Kurgan Region*
Location: *44 Ulitsa Gogolia, 640000 Kurgan*
Mail address: *44 Ulitsa Gogolia, 640000 Kurgan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.151 Name: *OAO Telecommunications of the Kursk Region*
Location: *8 Krasnaya Ploshchad, the Central District, 305000 Kursk*
Mail address: *8 Krasnaya Ploshchad, the Central District, 305000 Kursk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.152 Name: *OAO CentreTelecom*
Location: *23 Proletarskaya Ulitsa, 141400 Khimki*
Mail address: *23 Proletarskaya Ulitsa, 141400 Khimki*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.153 Name: *OAO Telecommunications of the Novosibirsk Region*
Location: *5 Ulitsa Lenina, 630099 Novosibirsk*
Mail address: *5 Ulitsa Lenina, 630099 Novosibirsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.154 Name: *OAO Telecommunications of the Omsk Region*
Location: *36 Ulitsa Gagarina, 644099 Omsk*
Mail address: *36 Ulitsa Gagarina, 644099 Omsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.155 Name: *OAO Telecommunications of the Orenburg Region*
Location: *11 Ulitsa Volodarskogo, 460000 Orenburg*
Mail address: *11 Ulitsa Volodarskogo, 460000 Orenburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.156 Name: *OAO Telecommunications of the Orel Region*
Location: *43 Ulitsa Lenina, 302000 Orel*
Mail address: *43 Ulitsa Lenina, 302000 Orel*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.157 Name: *OAO Telecommunications of the Primorsky Kray*
Location: *57 Svetlanskaya Ulitsa, 690600 Vladivostok*
Mail address: *57 Svetlanskaya Ulitsa, 690600 Vladivostok*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.158 Name: *OAO Telecommunications of the Pskov Region*
Location: *5 Oktyabrsky Prospekt, 180000 Pskov*
Mail address: *5 Oktyabrsky Prospekt, 180000 Pskov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.159 Name: *OAO Telecommunications of the Adygeya Republic*
Location: *18 Ulitsa Gogolia, 352700 Maykop, the Adygeia Republic*
Mail address: *18 Ulitsa Gogolia, 352700 Maykop, the Adygeia Republic*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.160 Name: *OAO Telecommunications of the Altay Republic*
Location: *36 Ulitsa Choros Gurkina, 659700 Gorno-Altaysk*
Mail address: *36 Ulitsa Choros Gurkina, 659700 Gorno-Altaysk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.161 Name: *OAO Telecommunications of the Buryatia Republic*
Location: *61 Ulitsa Lenina, 670000 Ulan-Ude*
Mail address: *61 Ulitsa Lenina, 670000 Ulan-Ude*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.162 Name: *OAO Telecommunications of the Kalmykia Republic*
Location: *255 Ulitsa Lenina, 358000 Elista*
Mail address: *255 Ulitsa Lenina, 358000 Elista*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.163 Name: *OAO Telecommunications of the Republic of Karelia*
Location: *5 Ulitsa Dzerzhinskogo, 185000 Petrozavodsk*
Mail address: *5 Ulitsa Dzerzhinskogo, 185000 Petrozavodsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.164 Name: *OAO Telecommunications of the Khakassiya Republic*
Location: *20 Ulitsa Shchetinkina, 662600 Abakan*
Mail address: *20 Ulitsa Shchetinkina, 662600 Abakan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.165 Name: *OAO Telecommunications of the Ryazan Region*
Location: *49 Pochtovaya Ulitsa, 390000 Ryazan*
Mail address: *49 Pochtovaya Ulitsa, 390000 Ryazan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.166 Name: *OAO Telecommunications of the Stavropol Kray*
Location: *10/12 Prospekt Oktyabrskoy Revolyutsii, 355000 Stavropol*
Mail address: *10/12 Prospekt Oktyabrskoy Revolyutsii, 355000 Stavropol*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.167 Name: *OAO Telecommunications of the Tver Region*
Location: *24 Novotorzhskaya Ulitsa, 170000 Tver*
Mail address: *24 Novotorzhskaya Ulitsa, 170000 Tver*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.168 Name: *OAO Telecommunications of the Khabarovsk Kray*
Location: *44 Ulitsa Muravyova-Amurskogo, 680000 Khabarovsk*
Mail address: *44 Ulitsa Muravyova-Amurskogo, 680000 Khabarovsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.169 Name: *OAO Telecommunications of the Chita Region*
Location: *107 Ulitsa Lenina, 672076 Chita*
Mail address: *107 Ulitsa Lenina, 672076 Chita*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.170 Name: *OAO Yamalelectrosvyaz*
Location: *2 Ulitsa Matrosova, 626608 Salekhard*
Mail address: *2 Ulitsa Matrosova, 626608 Salekhard*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.171 Name: *OAO Yartelecom*
Location: *22/28 Bogoyavlenskaya Ploshchad, 150000 Yaroslavl*
Mail address: *22/28 Bogoyavlenskaya Ploshchad, 150000 Yaroslavl*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.172 Name: *OOO AMT*
Location: *14 Sinopskaya Naberezhnaya, Saint Petersburg*
Mail address: *3-5 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.173 Name: *OOO The Arkhangelsk City Telephone Network*
Location: *4 Proezd Priorova, 163071 Arkhangelsk, Russia*
Mail address: *4 Proezd Priorova, 163071 Arkhangelsk, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.174 Name: *OOO Bona*
Location: *45 Troitsky Proezd, 163061 Arkhangelsk*
Mail address: *45 Troitsky Proezd, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.175 Name: *OOO Vlad Page*
Location: *42 Ulitsa Gorkogo, 600000 Vladimir*
Mail address: *42 Ulitsa Gorkogo, 600000 Vladimir*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.176 Name: *OOO The Vladimir Pay Telephone*
Location: *32B Prospekt Stroiteley, 600014 Vladimir*
Mail address: *32B Prospekt Stroiteley, 600014 Vladimir*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.177 Name: *OOO Vyatka Page*
Location: *1 Ulitsa Uralskaya, Kirov*
Mail address: *115 Oktyabrsky Prospekt, Kirov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.178 Name: *OOO The Vyatka Cellular Communication*
Location: *1 Uralskaya Ulitsa, Kirov*
Mail address: *1 Uralskaya Ulitsa, Kirov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.179 Name: *OOO Dag. TV-inform*
Location: *3 Prospekt Lenina, 367012 Makhachkala*
Mail address: *3 Prospekt Lenina, 367012 Makhachkala*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.180 Name: *OOO The Dagestan Cellular Communications*
Location: *3 Prospekt Lenina, 367012 Makhachkala*
Mail address: *3 Prospekt Lenina, 367012 Makhachkala*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.181 Name: *OOO Informtek*
Location: *7 Ulitsa Sokhanya, 334200 Yalta, Krym, the Ukraine*
Mail address: *7 Ulitsa Sokhanya, 334200 Yalta, Krym, the Ukraine*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.182 Name: *OOO MobilCom*
Location: *17 Ulitsa Mira, 600017 Vladimir*
Mail address: *17 Ulitsa Mira, 600017 Vladimir*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.183 Name: *OOO Security Company Communications Security*
Location: *68 Ulitsa Lenina, 614096 Perm*
Mail address: *68 Ulitsa Lenina, 614096 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.184 Name: *OOO Pagetelecom*
Location: *6 Prospekt Stroiteley, 162627 Cherepovets, the Vologda Region*
Mail address: *6 Prospekt Stroiteley, 162627 Cherepovets, the Vologda Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.185 Name: *OOO The Perm TV and Radio Company Ural Inform TV*
Location: *2 Ulitsa Krupskoy, 614060 Perm*
Mail address: *2 Ulitsa Krupskoy, 614060 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.186 Name: *OOO PetroService*
Location: *Holiday Centre RPK Petrovskoye, Petrovskoye, Priozersky District, 188732 the Leningrad Region*
Mail address: *Holiday Centre RPK Petrovskoye, Petrovskoye, Priozersky District, 188732 the Leningrad Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.187 Name: *OOO Polikomp*
Location: *24 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Mail address: *20 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.188 Name: *OOO Radio-Resonance*
Location: *8 Oksky Syezd, 603022 Nizhny Novgorod*
Mail address: *8 Oksky Syezd, 603022 Nizhny Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.189 Name: *OOO Sevtelecom*
Location: *27 Leningradskaya Ulitsa, 183038 Murmansk*
Mail address: *27 Leningradskaya Ulitsa, 183038 Murmansk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.190 Name: *OOO Telecom-Stroy*
Location: *92 Ulitsa Parizhskoy Kommuny, 153017 Ivanovo, Russia*
Mail address: *6 the 2nd Minsky Pereulok, 153017 Ivanovo, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.191 Name: *OOO Telecom-Terminal*
Location: *13 Prospekt Lenina, 153000 Ivanovo, Russia*
Mail address: *13 Prospekt Lenina, 153000 Ivanovo, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.192 Name: *OOO Tomsktelecom Nikola Tesla*
Location: *21 Ulitsa Krylova, 634050 Tomsk, Russia*
Mail address: *1 Ulitsa Makrushina, 634040 Tomsk, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.193 Name: *OOO Communications Trading House*
Location: *8 Ulitsa Gagarina, 620026 Yekaterinburg*
Mail address: *8 Ulitsa Gagarina, 620026 Yekaterinburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.194 Name: *OOO Telecommunications Trading House*
Location: *107 Ulitsa Lenina, 672076 Chita*
Mail address: *107 Ulitsa Lenina, 672076 Chita*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.195 Name: *OOO Torgsvyaz*
Location: *129/a Ulitsa Lenina, Kirov*
Mail address: *129/a Ulitsa Lenina, Kirov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.196 Name: *OOO Tyumentelecom-Invest*
Location: *56 Ulitsa Respubliki, 625000 Tyumen, Russia*
Mail address: *56 Ulitsa Respubliki, 625000 Tyumen, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.197 Name: *OOO The Udmurtia Cellular Networks-450*
Location: *206 Pushkinskaya Ulitsa, 426034 Izhevsk*
Mail address: *206 Pushkinskaya Ulitsa, 426034 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.198 Name: *OOO Perminform Firm*
Location: *2 Ulitsa Krupskoy, 614060 Perm*
Mail address: *2 Ulitsa Krupskoy, 614060 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.199 Name: *OAO TsT-Mobile*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.200 Name: *OOO Centrum*
Location: *22 Ulitsa Antikaynena, 185000 Petrozavodsk*
Mail address: *22 Ulitsa Antikaynena, 185000 Petrozavodsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.201 Name: *OOO Rostinform Research and Production Centre*
Location: *53 Voroshilovsky Prospekt, 344007 Rostov-on-Don*
Mail address: *53 Voroshilovsky Prospekt, 344007 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.202 Name: *OOO Russian-American Joint Venture Izhkom*
Location: *206 Ulitsa K. Marksa, 426057 Izhevsk*
Mail address: *206 Ulitsa K. Marksa, 426057 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.203 Name: *OOO Private Security Company ROS*
Location: *30 Ulitsa Dzerzhinskogo, 440062 Penza*
Mail address: *30 Ulitsa Dzerzhinskogo, 440062 Penza*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.204 Name: *OOO Private Security Company Rostelecom-Security*
Location: *Building 2, 2 Deguninskaya Ulitsa, 127486 Moscow*
Mail address: *Building 2, 2 Deguninskaya Ulitsa, 127486 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.205 Name: *Closed Joint Stock Insurance Company Medexpress*
Location: *2 Malaya Konyushennaya Ulitsa, 191186 Saint Petersburg*
Mail address: *2 Malaya Konyushennaya Ulitsa, 191186 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.206 Name: *TOO Teleport Ivanovo (TPI)*
Location: *90 Tashkentskaya Ulitsa, 153032 Ivanovo, Russia*
Mail address: *90 Tashkentskaya Ulitsa, 153032 Ivanovo, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.207 Name: *Natalia V. Kalitvanskaya*
Interest owned by the person in the charter capital of the issuer: *no*

26.208 Name: *Irina A. Kolesnikova*
Interest owned by the person in the charter capital of the issuer: *no*

26.209 Name: *Dmitry Kononov*
Interest owned by the person in the charter capital of the issuer: *no*

26.210 Name: *Andrei V. Krukhmalev*
Interest owned by the person in the charter capital of the issuer: *no*

26.211 Name: *Andrei V. Sinelshchikov*
Interest owned by the person in the charter capital of the issuer: *no*

26.212 Name: *Mariyan Tsrnyak*
Interest owned by the person in the charter capital of the issuer: *no*

26.213 Name: *Georgy I. Yurchenko*
Interest owned by the person in the charter capital of the issuer: *no*

26.214 Name: *OAO Intersvyaz*
Location: *91/60 Ulitsa Sheboldayeva, 344079 Rostov-on-Don*
Mail address: *91/60 Ulitsa Sheboldayeva, 344079 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *34%*

27. Interests owned by the issuer in the charter capitals of its affiliated legal entities:
See Sections 24, 25 and 26.

28. Interests held by the issuer's affiliates, their founders and officials in the issuer's charter capital.
See Sections 24, 25 and 26.

29. Holders of 5 or more per cent of votes in the issuer's supreme management body.

Name: *Communications Investment Company Open Joint Stock Company*
Interest: *50.6667%*

Name: *Depositary Clearing Company Closed Joint Stock Company (nominal shareholder)*
Interest: *8.316%*

30. Participation in industrial, banking or financial groups, holdings, concerns and associations

Entity: *Network Operators Association MDKR (CDMA)*
The issuer's position and functions in the entity: *The Issuer enjoys the rights and performs the obligations provided for in the Charter of the Association. The principal objective of the Association is to consolidate the actions of Russian operators establishing and operating radio telecommunications networks on the basis of multi-switch access with coded channels separation - MDKR (CDMA);*

Entity: *Association of Telecommunications Operators of the North Caucasus*
The issuer's position and functions in the entity: *JSC RostovTelecom enjoys the rights and performs the obligations provided for in the Charter of the Association. The Company's General Director has been elected as Vice President of the Association. The purposes of the Association are as follows:*

- *to improve the cooperation among all levels of management of the regional telecommunications;*
- *to ensure cooperation among the members of the Association in order to pursue the unified policy of development of telecommunications systems and facilities in the serviced areas;*
- *to assist members of the Association in efficient attraction and application of funds for the purposes of implementing federal, regional and local programs and projects.*

31 Branches and representative offices of the issuer

Name: *The Azov Telecommunications Terminal*
Location: *22 Petrovskiy Bulvar, Azov, the Rostov Region*

Mail address: *22 Petrovskiy Bulvar, Azov, the Rostov Region*
Manager: -
Opening date: *07.19.1994*
Power-of-attorney expires on:

Name: *The Aksay Telecommunications Terminal*
Location: *Aksay*
Mail address: *30 Prospekt Lenina, Aksay, the Rostov Region*
Manager: -
Opening date: *07.19.1994*
Power-of-attorney expires on:

Name: *The Bataysk Telecommunications Terminal*
Location: *3 Ulitsa Imeni Krupskoy, Bataysk, the Rostov Region*
Mail address: *3 Ulitsa Imeni Krupskoy, Bataysk, the Rostov Region*
Manager: *Gennady Yu. Turkin*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Vyoshenskaya Telecommunications Terminal*
Location: *81 Ulitsa Lenina, Vyoshenskaya, the Rostov Region*
Mail address: *81 Ulitsa Lenina, Vyoshenskaya, the Rostov Region*
Manager: *Ivan A. Soldatov*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Volgodonsk Telecommunications Terminal*
Location: *60 Ulitsa Lenina, Volgodonsk, the Rostov Region*
Mail address: *60 Ulitsa Lenina, Volgodonsk, the Rostov Region*
Manager: *Alexander N. Matyashov*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Zernograd Telecommunications Terminal*
Location: *34 Ulitsa Lenina, Zernograd, the Rostov Region*
Mail address: *34 Ulitsa Lenina, Zernograd, the Rostov Region*
Manager: *Vladimir V. Kazakov*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Zimovniki Telecommunications Terminal*
Location: *108 Ulitsa Lenina, Zimovniki, the Rostov Region*
Mail address: *108 Ulitsa Lenina, Zimovniki, the Rostov Region*

Manager: *Viktor N. Panasenko*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Kamensk-Shakhtinsky Telecommunications Terminal*
Location: *128 Ulitsa Voroshilova, Kamensk-Shakhtinskiy, the Rostov Region*
Mail address: *128 Ulitsa Voroshilova, Kamensk-Shakhtinskiy, the Rostov Region*
Manager: *Vasily S. Slobodin*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2001*

Name: *The Millerovo Telecommunications Terminal*
Location: *46 Ulitsa III Internatsionala, Millerovo, the Rostov Region*
Mail address: *46 Ulitsa III Internatsionala, Millerovo, the Rostov Region*
Manager: *Nikolay I. Karakulev*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Morozovsk Telecommunications Terminal*
Location: *159 Ulitsa Lenina, Morozovsk, the Rostov Region*
Mail address: *159 Ulitsa Lenina, Morozovsk, the Rostov Region*
Manager: *Yuri A. Sokolovsky*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Novocherkassk Telecommunications Terminal*
Location: *25 Baklanovsky Prospekt, Novocherkassk, the Rostov Region*
Mail address: *25 Baklanovsky Prospekt, Novocherkassk, the Rostov Region*
Manager: *Mikhail I. Domchenko*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Salsk Telecommunications Terminal*
Location: *4 Ulitsa Pushkina, Salsk, the Rostov Region*
Mail address: *4 Ulitsa Pushkina, Salsk, the Rostov Region*
Manager: *Valery F. Petrenko*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Semikarakorsk Telecommunications Terminal*
Location: *10 Sovetskiy Pereulok, Semikarakorsk, the Rostov Region*
Mail address: *10 Sovetskiy Pereulok, Semikarakorsk, the Rostov Region*
Manager: *Pavel A. Makarenko*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Taganrog Telecommunications Terminal*
Location: *243 Kuznechnaya Ulitsa, Taganrog, the Rostov Region*
Mail address: *243 Kuznechnaya Ulitsa, Taganrog, the Rostov Region*
Manager: *Vasily A. Shutov*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Chaltyr Telecommunications Terminal*
Location: *65 Ulitsa K. Marksa, Chaltyr, the Rostov Region*
Mail address: *65 Ulitsa K. Marksa, Chaltyr, the Rostov Region*
Manager: -
Opening date: *07.19.1994*
Power-of-attorney expires on:

Name: *The Shakhty Telecommunications Terminal*
Location: *102 Ulitsa Shevchenko, Shakhty, the Rostov Region*
Mail address: *102 Ulitsa Shevchenko, Shakhty, the Rostov Region*
Manager: *Alexander V. Dmitrienko*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2001*

Name: *The Rostov Long-Distance Switch*
Location: *49 Gazetnyi Pereulok, Rostov-on-Don*
Mail address: *49 Gazetnyi Pereulok, Rostov-on-Don*
Manager: -
Opening date: *07.19.1994*
Power-of-attorney expires on:

Name: *The Rostov City Telephone Network*
Location: *60/35, 1st Murlychevskaya Ulitsa, Rostov-on-Don*
Mail address: *60/35, 1st Murlychevskaya Ulitsa, Rostov-on-Don*
Manager: -
Opening date: *07.19.1994*
Power-of-attorney expires on:

Name: *Repair and Construction Department*
Location: *36a Temernitskaya Ulitsa, Shakhty, the Rostov Region*
Mail address: *36a Temernitskaya Ulitsa, Shakhty, the Rostov Region*
Manager: *Sergey N. Maslov*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *Clearing Service Centre*
Location: *46 Prospekt Semashko, Rostov-on-Don*
Mail address: *47 Bratsky Pereulok, Rostov-on-Don*
Manager: *Sergey R. Ananyan*
Opening date: *02.27.1999*
Power-of-attorney expires on: *01.01.2002*

Name: *The Rostov-on-Don Telegraph Office*
Location: *50 Budennovsky Prospekt, Rostov-on-Don*
Mail address: *50 Budennovsky Prospekt, 344007 Rostov-on-Don*
Manager: -
Opening date: *11.23.2000*
Power-of-attorney expires on:

32. Number of persons employed by the issuer.

The average number of persons employed by the issuer in the reporting period, including the employees of its branches and representative offices: *10,059*

33. Description of the issuer's principal activities.

General Development of the Industry:

The Rostov Region has an advantageous geographical location, the Russia-Ukraine-Turkey FOL passing through the region integrates it with the world telecommunications space. Digital long-distance channels connect the region with Moscow and Novorossiysk. TTs MC-9, a regional long-distance and international telecommunications centre of OAO Rostelecom, is located in Rostov. As of January 1, 2002, the network capacity amounted to 675,406 lines (including 643,954 lines in operation). RostovTelecom was the first Russian operator to install stationary wireless communications (CDMA). It participates in the cellular communications market through ZAO Dontelecom, a GSM-900 operator.

JSC RostovTelecom is the major communications operator in the Rostov Region.

JSC RostovTelecom owns 83.0% of the telephone network capacity and 50.0% of the data transfer and telematics services market in the Rostov Region, including Internet, X-25, e-mail and ISDN services.

The general development trends in the communications industry are as follows: network digitalization, construction of FOLs, introduction of modern data transfer services, development of cellular communications. The following development trends in the communications industry are of major importance for the Issuer: network digitalization, construction of FOLs, introduction of modern data transfer services.

A forecast with regard to the future development of the industry: development of telematic services, cellular communications, digitalization of telecommunications networks.

The Company's development strategy includes:

The technical development:

- to construct a fiber optic line (the "FOL") which will connect all major district centres of the region. The regional FOL will enable JSC RostovTelecom to increase significantly its zonal traffic, to improve the quality of communications and to provide modern communications services in the whole Rostov Region;
- to proceed with the replacement of analog equipment with digital equipment and to construct modern digital switches;
- to develop further fixed telecommunications services with radio access (CDMA).

The economical policy and corporate management:

- to develop the billing system which will enable JSC RostovTelecom to centralize cash flows and to improve control thereof. For this purpose, the Company has completed the construction of a unified clearing service centre in Rostov-on-Don;
- to proceed with the improvement of the budget-like form of cooperation between the Company and its branches;
- to optimize the corporate structure of the Company for the purposes of better management, lower managerial expenses and higher efficiency of the Company as a whole;

- to increase the scope of services rendered by means of:
  - a rise in domestic long distance and international traffic;
  - higher rates;
  - introduction of additional services;
  - development of the data transfer system.

The tariff policy:

- to introduce time-based payment for local calls;
- to increase the local rates up to the cost level;
- to re-balance the tariff rates.

The development of communications services:

- to expand the variety of services and to improve the quality thereof;
- to introduce and develop additional services;
- to develop further the data transfer network, Internet and ISDN. The Company sees its future in the development of these services and provision of new communications services in a package with local and international telecommunications.

The Primary Activity Which Has a Priority for the Issuer: telecommunications services

Percentage in the aggregate proceeds
1998: *93.0*
1999: *95.0*
2000: *95.2*
2001: *no information*

Primary Activities (Bringing Over 10% of the Total Sales Scope) and Percentage Thereof in the Aggregate Proceeds

Activity: Domestic and International Long-distance Telecommunications
Percentage in the aggregate proceeds
1998: *61.4*
1999: *61.7*
2000: *59.6*
the 4th quarter of 2001: *55.00*

Activity: Local Telecommunications
Percentage in the aggregate proceeds
1998: *27.4*

1999: *27.1*
2000: *28.1*
the 4th quarter of 2001: *36.92*

Sources of Stuff, Raw Materials and Services

Equipment	***Principal suppliers***
EWSD	Siemens AG (Germany)
S-12	Alkatel Telekom (Belgium)
SI-2000	IskraTel (Yugoslavia), IskraUralTel (a Russian-Slovenian joint venture, Yekaterinburg)
ATSTs-90	Lozar ZAO, developed by LONIIS
KVANT-E	NPO Sokol AOOT (Belgorod, Russia)
IKM	AGAT ZAO, the Saratov Region, Zenit works, Mogilyov
UPI-AON	BETO concern, Ufa, Bashkortostan
Electronic registers	Promsvyaz, Minsk, Belarus

The Company does not record the share of each supplier in the total scope of supplies.

Forecast availability of imported equipment: in 2001, 33,100 lines were put into operation, including 5,408 lines, or 16.3%, based on imported equipment. The company does not plan to import more equipment in 2001.

Markets for Sales of the Issuer's Products (Work, Services): The Company does not have customers the turnover with which accounts for more than 10% of total proceeds from sales.

For reference:

Structure of the sales market of services (work, products) in terms of categories of customers:

Customer category	*Percentage in total sales*
Individual customers	*59.96*
Governmental authorities, defense, security and law enforcement bodies, other budget-financed entities	*7.02*

Other legal entities 33.02

Negative factors which can affect sales of products (work, services): general national and regional instability, insolvency of individual customers and entities

Stock Handling Policies

JSC RostovTelecom makes substantial efforts to save material resources. For 2001, the Company has developed Regulations on Standard Expenses in the Budgets of Branches of JSC RostovTelecom.

The Company prepares, on a quarterly basis, a detailed analysis of its financial activities on a branch level, including turnover indicators, for the purposes of practical use by the branches.

Seasonal Activities: No

Principal Competitors:

The Company operates in the circumstances of intensifying competition. Currently, the Rostov Region has approximately 80 telecommunications operators (the majority of which are networks used by legal entities for internal purposes) which control 17% of the total market (in terms of subscribers). The competitors may be classified into 2 groups: cellular mobile telecommunications operators and wire telecommunications operators. In Rostov there are operators of all three standards which have in the aggregate more than 50,000 subscribers.

The strongest competitors among wire telecommunications operators are: MP "Svyaz" in Volgodonsk with its assembled capacity equal to 15,000 lines, OOO TsTS in Rostov-on-Don and Infotex which is starting construction of a 70,000-line digital network in Taganrog and in the Rostov Region.

The Company's primary competitors in the telematics services market are Global-One and AAA-Internet.

34. Investment declaration. Description of the issuer's activities.
Shall be provided by investment funds only.

35. The issuer's prospective activities.

- Network digitalization (a program of replacement of the existing equipment with new digital equipment): in 2001, the Company plans to install new automatic switches, to expand the network in Donetsk, including the replacement of a decade stepping switch with a ATSTs-90 switch, to expand the network in Rostov-on-Don, to replace a decade stepping switch in Azov with the Si-2000 equipment. Reconstruction of telephone networks in Shakhty and Novocherkassk on the basis of NEAX61 equipment manufactured by NEK Neva.

- Laying fibre optic lines: in 2001, the Company plans to install SDH equipment in 5 new locations.

- Putting into operation new lines in 2001: 23,400.

- Further development of fixed telecommunications services including radio access (CDMA).

- Expansion of services selection and improvement of their quality.

- Re-balancing tariff rates.

- Increasing the scope of rendered services by means of:

  - increased domestic long-distance and international traffic;
  - higher tariff rates for individual customers;
  - introducing additional services.

- Centralized cash flows.

- Stricter cost control: to develop further budget-like relations with the Company.

- Optimized corporate structure: to proceed with the merger of branches in order to decrease the number thereof, to make them more controllable and to save costs.

36. The issuer's charter capital.

The issuer's charter capital is equal to: *RUR 965,902,560*

Breakdown by categories of shares:
Ordinary shares:

the aggregate of : *RUR 724,427,000*
percentage of the charter capital: *75.000008%*

Preferred shares:
the aggregate of : *RUR 241,475,560*
percentage of the charter capital: *24.999992%*

37. The interest owned by the government (a municipal authority) in the issuer's charter capital:

The share of the issuer's charter capital owned by the government (a municipal authority):
no

The stake of the issuer fixed in the governmental (municipal) ownership:
no

A special right of the Russian Federation, constituent entities of the Russian Federation or municipalities to participate in the management of the issuer (a "golden share"):
no

38. The issuer's authorized shares.

38.1 Class: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Full name of the class/type of the authorized shares: *ordinary registered shares issued in a book-entry form*
Nominal value: *RUR 10*
Number: *17,452,800*
Aggregate scope: *RUR 174,528,000*
Offering terms: *the form and terms of offering are specified by the Board of Directors*

38.2 Class: *preferred*
Type: -
Form of securities: *registered shares issued in a book-entry form*
Full name of the class/type of the authorized shares: *preferred registered shares issued in a book-entry form*
Nominal value: *RUR 10*
Number: *4,150,944*
Aggregate scope: *RUR 41,509,440*

Offering terms: *the form and terms of offering are specified by the Board of Directors*

39. The issuer's material contracts and obligations

No

40. The issuer's obligations to issue shares or any securities convertible into shares

No

41. Penalties imposed on the issuer, litigation and other proceedings in which the issuer is involved.

Penalties imposed on the issuer by governmental authorities or by court during the 3 financial years preceding the year of the reporting quarter, and in the current year:

Date of penalty: *12.31.1998*
The agency which imposed the penalty: *the Social Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *47,822*
Status: *implemented*

Date of penalty: *12.31.1998*
The agency which imposed the penalty: *the Pension Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *856,714*
Status: *implemented*

Date of penalty: *12.31.1998*
The agency which imposed the penalty: *the Medical Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *192,474*
Status: *implemented*

Date of penalty: *12.31.1998*
The agency which imposed the penalty: *the Employment Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *11,811*

Status: *implemented*

Date of penalty: *12.31.1998*
The agency which imposed the penalty: *other off-budget funds*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *43,961*
Status: *implemented*

Date of penalty: *12.31.1998*
The agency which imposed the penalty: *the State Tax Service*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *2,360,535*
Status: *implemented*

Date of penalty: *12.31.1999*
The agency which imposed the penalty: *the State Tax Service*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *3,324,135*
Status: *implemented*

Date of penalty: *12.31.1999*
The agency which imposed the penalty: *the Social Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *42,445*
Status: *implemented*

Date of penalty: *12.31.1999*
The agency which imposed the penalty: *the Pension Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *91,579*
Status: *implemented*

Date of penalty: *12.31.1999*
The agency which imposed the penalty: *the Medical Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *556,693*
Status: *implemented*

Date of penalty: *12.31.1999*
The agency which imposed the penalty: *the Employment Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *4,329*
Status: *implemented*

Date of penalty: *12.31.1999*
The agency which imposed the penalty: *other off-budget funds*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *353,723*
Status: *implemented*

Date of penalty: *12.31.2000*
The agency which imposed the penalty: *the State Tax Service*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *627,614*
Status: *implemented*

Date of penalty: *12.31.2000*
The agency which imposed the penalty: *the Social Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *21,089*
Status: *implemented*

Date of penalty: *12.31.2000*
The agency which imposed the penalty: *the Medical Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *10,119*
Status: *implemented*

Date of penalty: *12.31.2000*
The agency which imposed the penalty: *the Employment Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *3,271*
Status: *implemented*

Date of penalty: *12.31.2000*
The agency which imposed the penalty: *other off-budget funds*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *173,025*
Status: *implemented*

Date of penalty: *03.31.2001*
The agency which imposed the penalty: *the Employment Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *44*
Status: *in progress*

Date of penalty: *03.31.2001*
The agency which imposed the penalty: *the State Tax Service*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *55,856*
Status: *in progress*

Date of penalty: *03.31.2001*
The agency which imposed the penalty: *the Social Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *504*
Status: *in progress*

Date of penalty: *03.31.2001*
The agency which imposed the penalty: *the Pension Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *719*
Status: *in progress*

Date of penalty: *03.31.2001*
The agency which imposed the penalty: *the Medical Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *72*
Status: *in progress*

Date of penalty: *03.31.2001*
The agency which imposed the penalty: *other off-budget funds*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *341*
Status: *in progress*

Date of penalty: *06.30.2001*
The agency which imposed the penalty: *the Social Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *2,227*
Status: *implemented*

Date of penalty: *06.30.2001*
The agency which imposed the penalty: *the State Tax Service*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *1,142,991*
Status: *implemented*

Date of penalty: *06.30.2001*
The agency which imposed the penalty: *the Pension Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *3,674*
Status: *implemented*

Date of penalty: *06.30.2001*
The agency which imposed the penalty: *the Medical Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *539*
Status: *implemented*

Date of penalty: *06.30.2001*
The agency which imposed the penalty: *the Employment Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *55*
Status: *implemented*

Date of penalty: *06.30.2001*
The agency which imposed the penalty: *other off-budget funds*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *1,653*
Status: *implemented*

Date of penalty: *09.30.2001*
The agency which imposed the penalty: *the Social Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *3,518*
Status: *in progress*

Date of penalty: *09.30.2001*
The agency which imposed the penalty: *the Pension Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *33,322*
Status: *in progress*

Date of penalty: *09.30.2001*
The agency which imposed the penalty: *the Medical Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *2,746*
Status: *in progress*

Date of penalty: *09.30.2001*
The agency which imposed the penalty: *the Employment Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *55*
Status: *in progress*

Date of penalty: *09.30.2001*
The agency which imposed the penalty: *other off-budget funds*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *10,095*
Status: *in progress*

Date of penalty: *09.30.2001*
The agency which imposed the penalty: *the State Tax Service*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *1,033,603*
Status: *in progress*

Description of the subject of each trial which was in progress or closed in the quarter for which the report is made which could have material effect on the operations of the Issuer:

JSC RostovTelecom was not involved in any trial which could have material effect on its operations.

Description of the grounds of each audit of the issuer performed by governmental authorities or audit of the issuer initiated by its participants (shareholders) which was in progress or closed in the quarter for which the report is made:

In the 4th quarter of 2001, JSC RostovTelecom did not undergo any audit initiated by its shareholders.

42. Any material facts (events, actions) which occurred during the reporting period:

Date of the fact (event, action): *September 1, 2001*
Code of the fact (event, action): *1100191A01102001*

Type and category of the securities on which dividends are payable:
ordinary shares of JSC RostovTelecom

Date of the decision to pay dividends: *June 29, 2001*

Time of payment of dividends on ordinary shares:
the payments shall start on October 1, 2001;
and close on December 31, 2001.

Dividend payable on each ordinary share: *RUR 0.12883.*
Total number of ordinary shares on which the proceeds have been paid: *0.*

Date of the fact (event, action): *October 18, 2001*
Code of the fact (event, action): *1500191A18102001*

1. *The date when the issuer adopted the resolution on the closing date of the list of securityholders: October 18, 2001.*

2. *Closing date of the list of holders of registered securities entitled to attend an extraordinary general meeting of shareholders of Open Joint Stock Company Electrical Communication of Rostov Region: October 22, 2001.*

Date of the fact (event, action): *October 19, 2001*
Code of the fact (event, action): *0200191A19102001*

Name and position of the official of JSC RostovTelecom:
Galina K. Borisova, Deputy General Director of JSC RostovTelecom, member of the Management Board of JSC RostovTelecom

Interest in the Charter Capital (stock) of JSC RostovTelecom:
before the change: 1.2424% of the charter capital
after the change: 1.2217% of the charter capital

The date when the change in the interest in the Charter Capital occurred: October 19, 2001.

Date of the fact (event, action): *October 26, 2001*
Code of the fact (event, action): *1300191A26102001*

The date of the meeting of the Board of Directors (Supervisory Board) which adopted the respective decision: October 18, 2001

Full text of the adopted decision in accordance with the minutes of the meeting of the Board of Directors (Supervisory Board):

On the item on the Agenda "On the Reorganization of Open Joint Stock Company Electrical Communication of Rostov Region Through Merger With and Into Open Joint Stock Company The Southern Telecommunications Company. Consideration of the Merger Agreement By and Between Open Joint Stock Company Electrical Communication of Rostov Region and Open Joint Stock Company The Southern Telecommunications Company. Consideration of the Transfer Deed":

1. To declare the reorganization of Open Joint Stock Company Electrical Communication of Rostov Region Through Merger With and Into Open Joint Stock Company The Southern Telecommunications Company appropriate.

2. To approve the draft Merger Agreement by and between Open Joint Stock Company Electrical Communication of Rostov Region and Open Joint Stock Company The Southern Telecommunications Company. To approve the draft Transfer Deed.

3. To put the following item on the agenda of the extraordinary general meeting of the Company's shareholders:

    1. "On the Reorganization of Open Joint Stock Company Electrical Communication of Rostov Region through Merger With and Into Open Joint Stock Company The Southern Telecommunications Company. Approval of the Merger Agreement by and between Open Joint Stock Company Electrical Communication of Rostov Region and Open Joint Stock Company The Southern Telecommunications. Approval of the Transfer Deed".

4. To authorize the Company's General Director to execute the Merger Agreement.

On the item on the Agenda: "On Convening An Extraordinary General Meeting of Shareholders of Open Joint Stock Company Electrical Communication of Rostov Region, Determining the Date, Place and Time Thereof and the Closing Date of the List of Shareholders Entitled to Participate in the Extraordinary General Meeting of Shareholders":

1. To convene an extraordinary general meeting of shareholders of Open Joint Stock Company Electrical Communication of Rostov Region in the form of joint presence of shareholders for the purposes of considering the item related to the reorganization of Open Joint Stock Company Electrical Communication of Rostov Region through merger with and into Open Joint Stock Company The Southern Telecommunications Company.

2. The extraordinary general meeting of shareholders shall be held on December 19 at 47 Bratsky Pereulok, 344082 Rostov-on-Don at 10:00 a.m.

3. The registration of shareholders for the purposes of participation in the extraordinary general meeting of shareholders shall open at 8:00 a.m.

4. To establish October 22, 2001 as the closing date of the list of shareholders entitled to participate in the extraordinary general meeting of shareholders.

On the item on the Agenda: "Approval of the Agenda of the Extraordinary General Meeting of Shareholders of Open Joint Stock Company Electrical Communication of Rostov Region":

To approve the following Agenda of the extraordinary general meeting of shareholders of Open Joint Stock Company Electrical Communication of Rostov Region:

1. "On the reorganisation of Open Joint Stock Company Electrical Communication of Rostov Region through merger with and into Open Joint Stock Company The Southern Telecommunications Company. Consideration of the Merger Agreement By and Between Open Joint Stock Company Electrical Communication of Rostov Region and Open Joint Stock Company The Southern Telecommunications Company. Consideration of the Transfer Deed".

On the item on the Agenda "Determination of the Market Value of Shares subject to Repurchase at the Request of Shareholders and the Procedure of Repurchase of the Shares by the Company":

1. Taking into consideration recommendations of an independent appraiser and the quotation trends in the period following the date of appraisal (September 3), to determine the market value of the shares of Open Joint Stock Company Electrical Communication of Rostov Region which shall be repurchased from those shareholders who have voted against the reorganization of Open Joint Stock Company Electrical Communication of Rostov Region or have not voted on such item and have duly filed their requests on the repurchase of the shares they hold to be equal to:

   - RUR 9 per each ordinary share;
   - RUR 4.50 per each preferred share.

2. To establish, pursuant to Article 76 of the Federal Law "On Joint Stock Companies", the following procedure for the repurchase of shares from shareholders:

   "In the event the Company adopts a positive resolution on the item related to the reorganization, each holder of voting shares who has voted against or has not voted on such item shall have the right to request that the Company repurchase all or any portion of the shares held by such shareholder.

A request in writing with regard to the repurchase of shares indicating passport requisites, place of residence (location), contact telephone number of the shareholder and the number of shares required to be repurchased) shall be sent by registered mail to the offices of the Company at: 47 Bratsky Pereulok, 344082 Rostov-on-Don.

The request of a shareholder with respect to repurchase of his shares shall be filed not later than 45 days following the date of the applicable resolution of the extraordinary general meeting of shareholders. Any shareholder shall have the right, at any time within 45 days, to withdraw his request on the repurchase by giving a notice to the Company in an optional form. The shareholder who fails to withdraw such request within 45 days following the date of the applicable resolution adopted at the extraordinary general meeting of shareholders shall not have the right to withdraw his request on the repurchase after the expiration of such 45-days period. After the period specified for filing requests on the repurchase of shares expires, JSC RostovTelecom shall, within 30 days, repurchase the shares from those shareholders who have filed requests on the repurchase. The Company shall pay funds payable to each shareholder within 30 days period starting on the business day following the expiry of the 45-days period after the date of the applicable resolution adopted at the extraordinary general meeting of shareholders. The Company shall give each shareholder a notice on the date of such payment to the address specified in the request on the repurchase.

In the event the Company determines, on the 46th day following the date of the applicable resolution adopted at the extraordinary general meeting of shareholders, that shareholders have filed requests on the repurchase of shares with the value exceeding 10% of the Company's net assets as of the date of the resolution on the reorganization, shares shall be repurchased in proportion with the requests filed by shareholders.

On the item on the Agenda "On the Procedure of Notifying Shareholders on the Extraordinary General Meeting of Shareholders and on Approval of the Wording of A Notice on the Meeting":

1. To publish the notice of the extraordinary general meeting of shareholder of the Company in the *Rossiyskaya Gazeta* not later than November 18, 2001.

2. To deliver voting ballots to holders of voting shares by registered mail or by hand, receipt requested, not later than November 18, 2001.

3. To approve the wording of the notice on the extraordinary general meeting of shareholders (including the procedure of notification of shareholders of their right to request the repurchase of shares).

On the item on the Agenda "On the Approval of the List of Information To Be Made Available to Shareholders in the Process of Preparation for the Extraordinary General Meeting of Shareholders":

To approve the following list of information to be made available to shareholders in the process of preparation for the extraordinary general meeting of shareholders:

- the Merger Agreement by and between Open Joint Stock Company Electrical Communication of Rostov Region and Open Joint Stock Company The Southern Telecommunications Company;
- the Transfer Deed;
- financial statements as of the most recent reporting date prior to the extraordinary general meeting of the Company's shareholders;
- information letter to shareholders;
- information memorandum on the reorganization of telecommunications companies in the South Federal District.

On the item on the Agenda: "Approval of the Form and Wording of Voting Ballots for the Extraordinary General Meeting of Shareholders":

To approve the form and wording of voting ballots for the extraordinary general meeting of shareholders.

On the item on the Agenda: "On Establishing the Secretariat of the Extraordinary General Meeting of Shareholders of Open Joint Stock Company Electrical Communication of Rostov Region":

I. To approve the secretariat of the extraordinary general meeting of shareholders consisting of the following members:

Chairperson of the secretariat: V.N. Golovchenko
Members of the Secretariat:

1.	I.E. Ayuyeva	2.	N.N. Urozhenko
3.	T.A. Yershova	4.	A.Yu. Metla
5.	A.V. Zmushko	6.	L.Ya. Ponomaryova
7.	O.I. Anashkevich	8.	A.S. Zakharevich
9.	M.N. Mauer	10.	I.P. Shestakova

11.	L.D. Morozova	12.	A.E. Chizhov
13.	T.Yu. Petrenko	14.	N.O. Gorbachyova
15.	E.L. Stankevich	16.	I.V. Krivko.

On the item on the Agenda: "Approval of the Schedule of Preparation for and Holding the Extraordinary General Meeting of Shareholders of JSC RostovTelecom":

To approve the schedule of preparation for and holding the extraordinary general meeting of shareholders of JSC RostovTelecom.

The quorum present at the meeting: 100%.

Results of voting on the decisions: the decisions were adopted unanimously.

Date of the fact (event, action): *December 19, 2001*
Code of the fact (event, action): *1200191A19122001*

Type of the general meeting: extraordinary general meeting of shareholders.
Form of the general meeting: in presence of shareholders.
Date of the general meeting: December 19, 2001.
Place of the general meeting: 47 Bratsky Pereulok, Rostov-on-Don.

Quorum present at the general meeting: 351 holders and proxies of holders representing in the aggregate of 79,067,117 voting shares which grant the right to vote, or 81.86% of total votes attached to the outstanding ordinary and preferred shares of the Company accepted for the determination of the quorum on the item on the Agenda of the meeting were registered as participants in the meeting.

The items which were put to a vote and results of voting on such items:

I. On the reorganization of Open Joint Stock Company Electrical Communication of Rostov Region through merger with and into Open Joint Stock Company The Southern Telecommunications Company. Approval of the Merger Agreement by and between Open Joint Stock Company Electrical Communication of Rostov Region and Open Joint Stock Company The Southern Telecommunications Company. Approval of the Transfer Deed.

Results of voting: THE RESOLUTION WAS ADOPTED

Full wording of the resolutions adopted at the general meeting:

1. TO REORGANIZE Open Joint Stock Company Electrical Communication of Rostov Region through merger with and into Open Joint Stock Company The Southern Telecommunications Company. TO APPROVE the Merger Agreement by and between Open Joint Stock Company Electrical Communication of Rostov Region and Open Joint Stock Company The Southern Telecommunications Company. TO APPROVE the Transfer Deed.

Date of the fact (event, action): *December 31, 2001*
Code of the fact (event, action): *1100191A31122001*

Type and category of the securities on which dividends are payable:
ordinary shares of JSC RostovTelecom

Date of the decision to pay dividends: *June 29, 2001*

Time of payment of dividends on ordinary shares:
the payments shall start on October 1, 2001;
and close on December 31, 2001.

Dividend payable on each ordinary share: *RUR 0.12883.*
Total number of ordinary shares on which the proceeds have been paid:
RUR 78,153,280.

43. Reorganization of the issuer, its subsidiaries and dependent companies:

An extraordinary meeting of shareholders of Open Joint Stock Company Electrical Communications of the Rostov Region (Minutes No. 1, dated December 19, 2001) adopted a resolution to reorganize the Open Joint Stock Company Electrical Communications of the Rostov Region through a merger with and into Open Joint Stock Company The Southern Telecommunications Company. To approve the Merger Agreement by and between Open Joint Stock Company Electrical Communication of Rostov Region and Open Joint Stock Company The Southern Telecommunications Company. To approve the Transfer Deed.

44. Additional material general information on the issuer:

To ensure the growth of collected proceeds, to decrease accounts payable, to improve the labor efficiency, the quality of management and to save administrative expenses, the Board of Directors (Minutes No. 12, dated November 22, 2001) adopted the following resolutions:

1. *To terminate, as of December 31, 2001, the following branches of JSC RostovTelecom: the Rostov City Telephone Network, the Rostov Long-Distance Telephone Terminal, the Rostov-on-Don Telegraph, the Azov Telecommunications Terminal, the Chaltyr Telecommunications Terminal and the Aksay Telecommunications Terminal.*

2. *To establish the Azov Telecommunications Workshop, the Aksay Telecommunications Workshop and the Chaltyr Telecommunications Workshop on the basis of the terminals to be terminated.*

3. *To establish, as of January 1, 2002, a new structural subdivision in the management apparatus of JSC RostovTelecom: the Rostov Telecommunications Technical Centre.*

B FINANCIAL AND BUSINESS OPERATIONS OF THE ISSUER

45. Annual financial statements for the three most recent financial years.

Shall not be filed for the current reporting period.

46. Financial statements of the issuer for the reporting quarter.

See the Annex.

47. Any events which resulted in an increase or decrease in the issuer's assets by more than 10% during the reporting quarter.

Shall not be given in the report for the 4th quarter.

48. Any events which resulted in an increase in the issuer's profit or loss by more than 20% compared to the preceding quarter.

Shall not be given in the report for the 4th quarter.

49. Creation and application of the Issuer's Reserve Fund and other special funds.

No information

50. Transactions entered into by the issuer in the reporting quarter which amount to 10 or more percent of the issuer's assets as of the end of the quarter preceding the reporting quarter.

No such transactions were entered into.

51. Application of the funds raised by the issuer as a result of offering securities.

Such funds were not applied in the reporting quarter.

52. Loans received by the issuer and its subsidiaries in the reporting quarter

Loans received by the issuer as of the end of the reporting quarter:

No information

Indicator	Balance as of the beginning of the year (RUR'000)	Received (RUR'000)	Repaid (RUR'000)	Balance as of the end of the reporting quarter (RUR'000)
Long-term bank loans	-	-	-	-
including those not repaid when due	-	-	-	-
Other long-term loans	-	-	-	-
including those not repaid when due	-	-	-	-
Short-term bank loans	-	-	-	-
including those not repaid when due	-	-	-	-
Bank loans for employees	-	-	-	-
including those not repaid when due	-	-	-	-
Other short-term loans	-	-	-	-
including those not repaid when due	-	-	-	-

53. Accounts receivable and payable of the issuer and its subsidiaries in the reporting quarter

The issuer's accounts receivable and payable as of the end of the reporting quarter: *No information*

Indicator	Balance as of the beginning of the year (RUR'000)	Received (RUR'000)	Repaid (RUR'000)	Balance as of the end of the reporting quarter (RUR'000)
1) Accounts receivable: short-term	-	-	-	-
including those overdue	-	-	-	-
including those overdue for more than 3 months	-	-	-	-
including:	-			-
Long-term	-	-	-	-
including those overdue	-	-	-	-
including those overdue for more than 3 months	-	-	-	-
including:				
2) Accounts payable: short-term	-	-	-	-
including those overdue	-	-	-	-
including those overdue for more than 3 months	-	-	-	-
including:				
Long-term	-	-	-	-
including those overdue	-	-	-	-
including those overdue for more than 3 months	-	-	-	-

including:				
Security: Received	-	-	-	
including from third persons	-	-	-	-
including:				
Granted	-	-	-	-
including to third persons	-	-	-	-
including:				
3) Notes flow Notes issued	-	-	-	1
including overdue	-	-	-	-
including:				
Notes received	-	-	-	-
including those overdue	-	-	-	-
including:				

54. Financial investments made by the issuer

The issuer's financial investments as of the end of the reporting quarter:
No information for the 4th quarter

Indicator	Investments as of the end of the reporting quarter (RUR'000)		
	short-term (1 year or less)	long-term (over 1 year)	Total
Investments into treasury bills of the Russian Federation	-	-	-
Investments into treasury bills of constituent entities of the Russian Federation	-	-	-
Investments into securities issued by local authorities	-	-	-
Investments into shares, interests, participation in other entities	-	-	-
Investments into bonds and other debt securities	-	-	-
Other loans granted	-	-	-
	-	-	-
Investments into the issuer's subsidiaries	-	-	-
Investments into the issuer's dependent companies	-	-	-

Financial investments into entities liquidated pursuant to the laws of the Russian Federation

Name of the entity	Date of liquidation	The liquidating authority	Investments (RUR'000)
Total			

Financial investments into entities announced bankrupt pursuant to the laws of the Russian Federation

Name of the entity	Date of the decision	The authority which decided on liquidation	Investments (RUR'000)
OAO Rostovgiproshakht	03.05.2001	Arbitration Court	9,458
Total			9,458
The issuer's assets as of the closing date of the reporting quarter (RUR'000)			-

Financial investments into entities the investments into which amount to 10 or more per cent of the issuer's assets as of the closing date of the reporting quarter

Name of the entity	Investments (RUR'000)	Percentage of the assets
Total	-	0%

55. Any other material information on the issuer's financial and business operations

No

C. SECURITIES ISSUED BY THE ISSUER

56. Shares of the issuer.

Issue ordinal number: *2*
Class: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 10*
Number of securities in the issue: *69,895,500*
Total scope of the issue: *698,955,000*

State registration of the issue:
Registration date: *08.29.1996*
Registration No.: *58-1-1435*
Registration authority: *financial authorities*
Placement method: *conversion*
Placement period: *09.16.1996 through 10.16.1996*

Current status of the issue: *the placement is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *69,895,500*

State registration of the report on the results of issuance:
The report on the results of issuance was not registered
Registration authority: -

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the issuance of securities:
Non-Commercial Partnership "RTS Stock Exchange"
Level 1 ADRs of ordinary shares: OTC USA, the Berlin Stock Exchange

Any additional material information on the securities of the issue: *no*

Issue ordinal number: *2*
Class of shares: *preferred*
Type of shares: -
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 10*
Number of securities in the issue: *23,298,500*
Total scope of the issue: *232,985,000*

State registration of the issue:
Registration date: *08.29.1996*
Registration No.: *58-1-1435*
Registration authority: *financial authorities*
Placement method: *conversion*
Placement period: *09.16.1996 through 10.16.1996*

Current status of the issue: *the placement is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *23,298,500*

State registration of the report on the results of issuance:
The report on the results of issuance was not registered
Registration authority: -

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the issuance of securities:
Non-Commercial Partnership "RTS Stock Exchange", the Moscow International Currency Exchange (MICEX)

Any additional material information on the issue of securities: *no*

Issue ordinal number: *1*
Class: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *272,127*
Total scope of the issue: *272,127*

State registration of the issue:
Registration date: *07.20.1994*
Registration No.: *58-1n-1036*
Registration authority: *financial authorities*

Placement method: *purchase upon transformation into a joint stock company*
Placement period: *08.01.1994 through 10.30.1994*
Current status of the issue: *all securities of the issue have been redeemed (cancelled)*
Number of actually placed securities in accordance with the registered report on the results of issuance: *272,127*

State registration of the report on the results of issuance:
The report on the results of issuance was not registered

Restrictions of circulation of the issue of securities (if any):
The issue was cancelled

Market information on the securities issue:
The issue was cancelled

Any additional material information on the issue of securities: *no*

Issue ordinal number: *1*
Class of shares: *preferred*
Type of shares: *A Type*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *93,194*
Total scope of the issue: *93,194*

State registration of the issue:
Registration date: *07.20.1994*
Registration No.: *58-1n-1036*
Registration authority: *financial authorities*

Placement method: *purchase upon transformation into a joint stock company*
Placement period: *08.01.1994 through 10.30.1994*
Current status of the issue: *all securities of the issue have been redeemed (cancelled)*
Number of actually placed securities in accordance with the registered report on the results of issuance: *93,194*

State registration of the report on the results of issuance:
The report on the results of issuance was not registered

Restrictions of circulation of the issue of securities (if any):
The issue was cancelled

Market information on the issuance of securities:
The issue was cancelled

Any additional material information on the issue of securities: *no*

Issue ordinal number: *1*
Class of shares: *preferred*
Type of shares: *B Type*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *7,455*
Total scope of the issue: *7,455*

State registration of the issue:
Registration date: *07.20.1994*
Registration No.: *58-1n-1036*
Registration authority: *financial authorities*

Placement method: *purchase upon transformation into a joint stock company*
Placement period: *08.01.1994 through 10.30.1994*
Current status of the issue: *all securities of the issue have been redeemed (cancelled)*
Number of actually placed securities in accordance with the registered report on the results of issuance: *7,455*

State registration of the report on the results of issuance:
The report on the results of issuance was not registered

Restrictions of circulation of the issue of securities (if any):
The issue was cancelled

Market information on the issuance of securities:
The issue was cancelled

Any additional material information on the issue of securities: *no*

Issue ordinal number: *3*
Class of shares: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 10*
Number of securities in the issue: *2,547,200*
Total scope of the issue: *25,472,000*

State registration of the issue:
Registration date: *03.22.2001*
Registration No.: *1-03-00191-A*
Registration authority: *Federal Securities Commission of Russia*

Placement method: *conversion upon restructuring*
Placement period: *04.18.2001 through 04.18.2001*
Current status of the issue: *the placement is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *2,547,200*

State registration of the report on the results of issuance:
Registration date: *05.16.2001*
Registration authority: *Federal Securities Commission of Russia*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the issuance of securities:
Non-profit partnership RTS Stock Exchange
ADR-1 on ordinary shares are traded in OTC USA and the Berlin Stock Exchange

Any additional material information on the issue of securities: *no*

Issue ordinal number: *3*
Class of shares: *preferred*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 10*
Number of securities in the issue: *849,056*
Total scope of the issue: *8,490,560*

State registration of the issue:
Registration date: *03.22.2001*
Registration No.: *2-03-00191-A*
Registration authority: *Federal Securities Commission of Russia*

Placement method: *conversion upon restructuring*
Placement period: *04.18.2001 through 04.18.2001*
Current status of the issue: *the placement is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *849,056*

State registration of the report on the results of issuance:
Registration date: *05.16.2001*
Registration authority: *Federal Securities Commission of Russia*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the issuance of securities:
Non-profit partnership RTS Stock Exchange and the Moscow International Stock Exchange (MICEX)

Any additional material information on the issue of securities: *no*

57. Bonds issued by the issuer: *no*

D. OTHER INFORMATION ON THE ISSUER'S SECURITIES

58, 59, 60 Rights of shareholders. Dividends payable on the issuer's shares.

58.1 Class (type) of shares: *ordinary shares*
Form of shares: *registered shares issued in a book-entry form*
Full name of the class/type of shares: *ordinary shares*

Rights exercisable by holders of this class (type) of shares:
Each holder of an ordinary share has the following rights:

- *to attend meetings of shareholders with the right to vote on all matters within the competence of such meeting in person or through a proxy and to propose matters for consideration in accordance with the Charter;*

A holder of voting shares shall have the right to require that the Company repurchase all or part of the shares it holds in the event if:

(a) the Company is reorganized or enters into a major transaction which requires a resolution adopted by the general meeting of shareholders, provided that it has voted against the decision to re-organize the Company or to enter into such transaction or has not voted on such matters;

(b) the Charter of the Company is amended or supplemented or a re-vised Charter is adopted which restricts its rights, provided that it has voted against the relevant resolution or has not voted on such matter.

- *to transfer freely the shares it holds;*
- *to a portion of net profit (dividend) distributable among shareholders in accordance with the Charter, depending on the class (type) of shares it holds;*
- *to a portion of the Company's assets (liquidation value) remaining after the liquidation of the Company, in proportion to the number of shares of the relevant class (type) it holds;*

- *to have free access to the documents of the Company in accordance with the Charter, and to obtain copies of such documents for payment;*
- *to transfer all the rights attached to a share of the respective class (type) or any part of such rights to its proxy or proxies on the basis of a power-of-attorney;*
- *to appeal to court;*
- *to exercise any other rights provided for in the Charter of the Company, laws or resolutions of the general meeting of shareholders adopted within the competence thereof.*

Period: *1998*
Dividend accrued on each share (RUR): *0.076*
Aggregate dividends accrued on such class (type) of shares (RUR):
5,312,058.04
Aggregate dividends actually paid on such class (type) of shares (RUR):
5,288,512.68

Period: *1999*
Dividend accrued on each share (RUR): *0.109*
Aggregate dividends accrued on such class (type) of shares (RUR):
7,618,610.1
Aggregate dividends actually paid on such class (type) of shares (RUR)
7,532,839.78

Period: *2000*
Dividend accrued on each share (RUR): *0.12883*
Aggregate dividends accrued on such class (type) of shares (RUR):
9,332,793.04

Aggregate dividends actually paid on such class (type) of shares (RUR):
9,013,620.85

Aggregate dividends accrued on such class (type) of shares but not yet due (RUR): *0*

58.2 Class (type) of shares: *Preferred*
Type of shares: -
Form of shares: *registered shares issued in a book-entry form*
Full name of the class/type of shares: *preferred shares*

Rights exercisable by holders of such class (type) of shares:

Each holder of preferred shares has the following rights:

- *to attend meetings of shareholders in person or through a proxy and to propose matters for consideration in accordance with the Charter;*
- *to transfer freely the shares it holds;*
- *to a portion of net profit (dividend) distributable among shareholders in accordance with the Charter, depending on the class (type) of shares it holds;*
- *to a portion of the Company's assets (liquidation value) remaining after the liquidation of the Company, in proportion to the number of shares of the relevant class (type) it holds;*
- *to have free access to the documents of the Company in accordance with the Charter, and to obtain copies of such documents for payment;*
- *to transfer all the rights attached to a share of respective class (type) or any part of such rights to its proxy or proxies on the basis of a power-of-attorney;*
- *to appeal to court;*
- *to exercise any other rights provided for in the Charter of the Company, laws or resolutions of the general meeting of shareholders adopted within the competence thereof.*

6.3.1 Holders of preferred shares shall have the right to an annual fixed dividend. The aggregate sum payable as the dividend on each preferred share shall be equal to 10% of net profits of the Company for the last financial year divided by the number of the shares which shall amount to 25% in the charter capital of the Company. If the sum of the dividend payable by the Company on each common share in a certain year exceeds the sum payable as the dividend on each preferred share, the dividend on the latter shall be increased up to the dividend payable on common shares. Holders of preferred shares the dividend on which is not specified shall have the right to dividend equal to that payable on common shares.

6.3.2 Dividends to holders of preferred shares shall be paid annually not later than 60 days after the date of the decision of the Meeting of Shareholders to pay dividends.

6.3.3 Holders of preferred shares shall have the right to participate in General Meetings of shareholders with the right to vote on reorganization or liquidation of the Company. Holders of preferred shares shall acquire the right to vote at a General Meeting of Shareholders on amendments or supplements to this Charter of the Company which restrict the rights of holders of such shares, including establishment or increase in the amount of dividend and (or) the liquidation value paid on preferred shares of any higher rank, or granting holders of any other class of preferred shares priority in payment of dividend and (or) liquidation value of the shares.

6.3.4 The liquidation value of preferred shares payable upon liquidation of the Company shall be equal to the nominal value of preferred shares.

Dividends paid on the shares of such class (type):

Period: *1998*
Dividend accrued on each share (RUR): *0.327*
Aggregate dividends accrued on such class (type) of shares (RUR): *7,618,609.65*
Aggregate dividends actually paid on such class (type) of shares (RUR): *7,534,469.82*

Period: *1999*
Dividend accrued on each share (RUR): *0.469*
Aggregate dividends accrued on such class (type) of shares (RUR): *10,926,997.07*
Aggregate dividends actually paid on such class (type) of shares (RUR): *10,642,819.68*

Period: *2000*
Dividend accrued on each share (RUR): *0.55214*
Aggregate dividends accrued on such class (type) of shares (RUR): *13,332,831.57*
Aggregate dividends actually paid on such class (type) of shares (RUR): *12,546,038.74*

Aggregate dividends accrued on such class (type) of shares but not yet due (RUR): *0*

61. Restrictions of circulation of securities.

See Sections 56 and 57.

62. Other material information on the issuer's securities:

In December 1997, the Company executed agreements with Renaissance-Capital as a financial adviser and Skadden Arps as a legal counsel with regard to the Company's ADR program.
In March 1998, the Company executed a depositary agreement with The Bank of New York, and its Level 1 ADR issue was registered.
In April 1998, Renaissance Capital arranged a road show for the purposes of presentation of the ADRs in Great Britain and the USA.

Since May 1998, the ADRs have been traded in the USA over-the-counter market.
Since May 1998, the ADRs have been listed at the Berlin Stock Exchange.
Since September 1998, the Company's ordinary shares are on the Level 1 list of RTC and its preferred shares are on the Level 2 list.
Since June 1999, preferred shares of JSC RostovTelecom have been deleted from the Level 2 list.
In August 1999, ordinary shares of JSC RostovTelecom were transferred from Level 1 List to Level 2 List.
Since September 1999, the shares have been on the trading lists of the MICEX.

MINUTES No. 1
Of an Extraordinary General Meeting of Shareholders
Of Open Joint Stock Company Electrical Communication of Rostov Region

December 19, 2001, 10:00 a.m. 47 Bratsky Pereulok, Rostov-on-Don

Chairman of the extraordinary General Meeting Valery V. Ukhov
Secretary of the extraordinary General Meeting Valentina N. Golovchenko

As of October 22, 2001, the list of shareholders having the right to participate in the general meeting of shareholders included 2,600 shareholders who owned 72,442,700 ordinary shares of the Company, and 2,162 shareholders who owned 24,147,556 preferred shares of the Company.

Therefore, 72,442,700 outstanding ordinary shares of the Company and 24,147,556 preferred shares of the Company which grant the right to vote on the item on the Agenda "On the Reorganization of Open Joint Stock Company Electrical Communication of Rostov Region through Merger With and Into Open Joint Stock Company The Southern Telecommunications Company. Approval of the Merger Agreement by and between Open Joint Stock Company Electrical Communication of Rostov Region and Open Joint Stock Company The Southern Telecommunications. Approval of the Transfer Deed" were accepted for the determination of the quorum on the remaining items of the Agenda.

351 shareholders or proxies holding in the aggregate 79,067,117 voting shares which grant the right to vote, or 81.86% of total votes attached to outstanding ordinary and preferred shares of the Company accepted for the determination of the quorum on the item on the Agenda, were registered as participants of the meeting.

The protocol of registration of the shareholders participating in the general meeting of shareholders proves that the quorum is present.

AGENDA

1. On the Reorganization of Open Joint Stock Company Electrical Communication of Rostov Region through Merger With and Into Open Joint Stock Company The Southern Telecommunications Company. Approval of the Merger Agreement by and between Open Joint Stock Company Electrical Communication of Rostov Region and Open Joint Stock Company The Southern Telecommunications. Approval of the Transfer Deed.

HEARD:

Valery V. UKHOV, General Director of JSC RostovTelecom, spoke on the reorganization of JSC RostovTelecom:

"The project of consolidation of telecommunications operators in the Southern Federal District has been initiated by OAO Svyazinvest, the majority shareholder of the Companies to be reorganized, and supported by certain major investors into the Russian telecommunications sector who are interested in the growth of value and liquidity of their investments. Notwithstanding such source of the initiative, it is obvious that such reorganization would be in the best interests of both majority and minority shareholders of the regional telecommunications companies, of both legal entities and individuals. In addition to meeting the strategic interests of the shareholders of the Companies to be reorganized, this project creates certain significant financial, economical and technological advantages both for the operations of the consolidated company and for our subscribers. Our Board of Directors and the Boards of Directors of other Companies participating in the consolidation believe that the proposed reorganization will be profitable for the shareholders as well as for the business operations of our Company as a whole, and, what's not insignificant, for our subscribers. Therefore, the Board of Directors has spoken in favour of the proposed reorganization and recommends that the shareholders of the Company also approve this project and vote in favor of the proposed reorganization".

RESULTS OF VOTING AND RESOLUTIONS ADOPTED AT THE GENERAL MEETING:

TO REORGANIZE Open Joint Stock Company Electrical Communications of the Rostov Region through merger with and into Open Joint Stock Company The Southern Telecommunications Company. **TO APPROVE** the Merger Agreement by and between Open Joint Stock Company Electrical Communication of Rostov Region and Open Joint Stock Company The Southern Telecommunications. **TO APPROVE** the Transfer Deed.

IN FAVOUR:	79,019,040 (99.94%)
AGAINST:	36,500 (0.05%)
ABSTAINED:	8,320 (0.01%)
RESULT:	**THE RESOLUTION IS ADOPTED**

Chairman of the General Meeting V.V. Ukhov

Secretary of the General Meeting V.N. Golovchenko

December 19, 2001